
07054932

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
MAY 15 2007
WASH, D.C.
190
SECTION

For May 15, 2007

Commission File Number: 001-09266

National Westminster Bank Plc

RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

NATIONAL WESTMINSTER BANK PLC

TABLE OF CONTENTS

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007

NATIONAL WESTMINSTER BANK PLC
(Registrant)

By: Alan McKean

Name: ALAN MCKEAN
Title: ASSISTANT SECRETARY


NatWest

Annual Report and Accounts 2006

Contents

Board of directors and secretary

Chairman
Sir Tom McKillop
C, N, R

Executive directors
Sir Fred Goodwin DUniv, FCIBS, FCIB, LLD
C

Johnny Cameron FCIBS

Lawrence Fish

Mark Fisher FCIBS

Gordon Pell FCIBS, FCIB

Guy Whittaker
C

Non-executive directors
Colin Buchan*
A, C, R

Jim Currie* D.Litt
R

Bill Friedrich*
A

Archie Hunter*
A (Chairman), C, N

Charles 'Bud' Koch

Janis Kong* OBE, DUniv
R

Joe MacHale*
A

Sir Steve Robson*
A

Bob Scott* CBE, FCIBS
C, N, R (Chairman)

Peter Sutherland* KCMG
C, N, R

Secretary
Miller McLean FCIBS
C

A member of the Audit Committee
C member of the Chairman's Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director

Auditors
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Saltire Court
20 Castle Terrace
Edinburgh EH1 2DB

Registered office
135 Bishopsgate
London EC2M 3UR
Telephone: 020 7085 5000

Head office
135 Bishopsgate
London EC2M 3UR

National Westminster Bank Plc
Registered in England No. 929027

Financial review

Financial highlights

Summary consolidated income statement for the year ended 31 December 2006

	2006 £m	2005 Discontinued £m	2005 Continuing £m
Net interest income	4,449	212	4,249
Fees and commissions receivable	3,928	43	3,663
Fees and commissions payable	(960)	(34)	(926)
Income from trading activities	1,458	—	808
Other operating income	451	—	635
Non-interest income	4,877	9	4,180
Total income	9,326	221	8,429
Operating expenses	5,018	70	4,413
Profit before impairment losses	4,308	151	4,016
Impairment losses	852	4	752
Profit before tax	3,456	147	3,264
Tax	831	44	904
Operating profit after tax	2,625	103	2,360
Discontinued operations	—		103
Profit for the year	2,625		2,463
Minority interests	39		17
Profit attributable to ordinary shareholders	2,586		2,446

at 31 December	2006 £m	2005 £m
Total assets	290,661	260,603
Loans and advances to customers	182,411	159,943
Deposits	227,477	203,925
Shareholders' equity	10,173	9,440

Profit
Profit before tax was up 1%, from £3,411 million to £3,456 million. The Group transferred its home mortgage business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 and the results of this entity have been classified as 'Discontinued' in 2005. Profit from continuing operations increased by £192 million, 6%, reflecting organic income growth.

Total income
The Group achieved strong organic growth in income during 2006. Total income was up 8% or £676 million to £9,326 million. Total income from continuing operations was up £897 million, 11%. This growth was reflected across all divisions and was particularly strong in UK Corporate Banking, Retail, Wealth Management and Ulster Bank.

Net interest income was flat at £4,449 million. Net interest income from continuing operations rose by 5%, £200 million and represents 48% of total income (2005 – 50%).

Non-interest income increased 16% to £4,877 million. Non-interest income from continuing operations was up 17%, £697 million and represents 52% of total income (2005 – 50%). Within non-interest income, fees and commissions receivable increased by 6% to £3,928 million and fees and commissions payable were stable at £960 million. Income from trading activities increased by 80% to £1,458 million while other operating income decreased by 29% to £451 million.

Operating expenses
Operating expenses rose by 12% to £5,018 million. Operating expenses from continuing operations increased by 14% to support business expansion.

Cost:income ratio
The Group's cost:income ratio was 53.8% compared with 52.4% for continuing operations in 2005.

Impairment losses
Impairment losses were £852 million compared with £756 million in 2005, an increase of 13%. Higher provisions in Retail Markets in respect of unsecured personal loans and credit cards and in Ulster Bank due to growth in lending were partially offset by lower impairment losses in Corporate Markets where credit conditions have remained benign.

Integration
Integration costs which relate to the integration of First Active were £67 million compared with £163 million in 2005.

Dividends
Ordinary dividends totalling £1,500 million (2005 – £350 million) were paid to the holding company during the year.

Balance sheet
Total assets were £290.7 billion at 31 December 2006, 12% higher than total assets of £260.6 billion at 31 December 2005. Lending to customers, excluding repurchase agreements and stock borrowing ("reverse repos"), increased by 12% or £18.1 billion to £162.9 billion. Customer deposits, excluding repurchase agreements and stock lending ("repos"), grew by 13% or £18.2 billion to £155.4 billion.

Description of business
The Group's activities are organised in the following business divisions: Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail and Wealth Management), Ulster Bank and Manufacturing. A description of each of the divisions is given below.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.

UK Corporate Banking provides banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets' products and services to companies.

Retail comprises the NatWest retail brand and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels. Retail also includes the Group's non-branch based retail business that issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses.

Wealth Management provides private banking and investment services to its global clients through Coutts Group and NatWest Offshore.

Ulster Bank Group brings together the Ulster Bank and First Active businesses. Retail Markets serves personal customers through both brands and Corporate markets caters for the banking needs of business and corporate customers.

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

The RBS Group operates a shared services model in the UK and Ireland and generally manages the businesses in those areas on the basis of contribution. Shared costs and related assets and liabilities are allocated to customer-facing divisions for financial reporting purposes on a basis that the directors consider to be reasonable.

Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2006.

National Westminster Bank Plc ("the Bank") is subject to the Listing Rules of the Financial Services Authority ("the Listing Rules") because it has preference shares listed on the London Stock Exchange. These preference shares are defined as Specialist Debt Securities under the Listing Rules. Accordingly, the Bank is exempt from the requirement to make certain disclosures which are normally part of the continuing obligations of listed companies. This exemption applies to corporate governance, directors' remuneration and going concern disclosures. On the basis of this exemption the Report and Accounts does not include an Operating and financial review.

Business review

Activities

The Bank is a wholly-owned subsidiary of The Royal Bank of Scotland plc ("the holding company"), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The "Group" comprises the Bank and its subsidiary and associated undertakings. Details of the principal subsidiary undertakings and their activities are shown in Note 14 on the accounts. "RBS Group" comprises The Royal Bank of Scotland Group plc (the "ultimate holding company") and its subsidiary and associated undertakings.

The Group is engaged principally in providing a wide range of banking services and other financial products. In the UK, the Bank is regulated under the Financial Services and Markets Act 2000. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions is included in Note 41 on the accounts.

The Bank is authorised and regulated by The Financial Services Authority and represents the NatWest Marketing Group. The Bank sells life policies, collective investment schemes and pension products and advises only on the Marketing Group's range of these products, and also on the RBS Investment Funds ICVC operated by RBS Collective Investment Funds Limited.

Risk factors

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group's critical accounting policies and key sources of accounting judgements are included in the Accounting policies on page 16 to 17.

The Group's approach to risk management, including its financial risk management objectives and policies and information on the Group's exposure to price, credit, liquidity and cash flow risk is discussed in Note 32 on the accounts.

Financial performance

A review of the Group's performance during the year ended 31 December 2006 and the Group's financial position as at that date is contained in the Financial review on pages 3 and 4.

Employees

As at 31 December 2006, the Bank and its subsidiaries employed 27,700 employees (full-time equivalent basis), excluding temporary staff, throughout the world. Details of employee related costs of the Bank and its subsidiaries are included in Note 2 on the accounts on page 23.

Policies and practices in respect of employee issues are managed on a consistent basis across RBS Group, and the following sections reflect this approach. References to the Group in the following sections relate to RBS Group.

Employee recruitment

Across the RBS Group, over 20,000 employees are recruited at different levels every year. The RBS Group utilises a wide range of recruitment channels including executive search, general advertising, an open internal jobs market, talent fora and detailed succession planning to ensure that the recruitment and development of its employees are fully aligned to its organisational requirements.

Employee reward

The Group's continuing success is closely linked to the performance, skills and individual commitment of its employees. In order to attract, motivate and retain the best available talent at every level, the Group offers a comprehensive remuneration and benefits package, Total Reward, to all employees.

Within this package, RBS*elect*, the Group's benefit choice programme, provides for UK staff in the Group a flexible way of tailoring their reward to reflect their own individual lifestyles. During 2006 the Group brought retirement savings provision within RBS*elect* in order to provide more choice for the receipt of retirement benefits. Employees can also participate in bonus incentive plans specific to their business and share in the Group's ongoing success through profit sharing, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders.

Employee learning and development

The Group maintains a strong commitment to creating and providing learning opportunities for all its employees through a variety of personal development and training programmes and learning networks. The Group's employees are encouraged to volunteer to work with its community partners. The Group continues to invest in leadership and management development which is consistent with its objective of being the employer of choice: attracting, rewarding and retaining the very best talent.

Many of the Group's development programmes are delivered at the RBS Business School, based on the Gogarburn Campus.

Employee communication
Employee engagement is encouraged through a variety of means including the corporate intranet, Group and divisional magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives. The Group Chief Executive and other senior Group executives regularly communicate with employees through 'Question Time' style programmes, broadcast on the Group's internal television network.

Employee consultation
The Group's confidential global employee opinion survey is externally designed, undertaken and analysed annually on behalf of the Group by International Survey Research (ISR). The survey enables employees to maximise their contribution to the Group by expressing their views and opinions on a range of key issues.

A record-breaking 87% of Group employees in over 30 countries completed the 2006 survey. For the second year in a row, the Group scored significantly above the ISR Global Financial Services Norm in all categories. The survey results are presented to the Board and at divisional and team levels. Action plans are developed to address any issues identified.

The Group recognises trade unions in the UK and Ireland. These formal relationships are complemented by works council arrangements in many of the Group's mainland Europe-based operations. The Group has a European Employee Communication Council that provides elected employee representatives with an opportunity to better understand the impact on its European operations.

Diversity
The Group's Managing Diversity policy sets a framework for broadening the Group's talent base, achieving the highest levels of performance, and enabling all employees to reach their full potential irrespective of age, disability, gender, marital status, political opinion, race, religious belief or sexual orientation.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process. Its comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support applicants in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and for existing employees who become disabled during their employment.

Health, safety, wellbeing and security
The health, safety, wellbeing and security of employees and customers continues to be a priority for the Group. Regular reviews are undertaken of both policies and processes to ensure compliance with current legislation and best practice. The Group focus is on ensuring that these policies are closely linked to the operational needs of the business.

In the first quarter of 2006 the Group launched a Wellbeing website which includes a health and wellbeing calendar. The site is designed to raise awareness of international health issues and events, and to provide lifestyle education, information and support to employees.

Services were extended under HelpDirect, the Group's Employee Assistance Programme, to provide support to all employees in the event of a critical incident. The service provides telephone access to qualified clinicians and a global network of counselling affiliates to enable the Group to provide a consistent level of support to individuals and the business wherever they are located.

Corporate responsibility
Business excellence requires that the RBS Group meets changing customer, shareholder, investor, employee and supplier expectations. The RBS Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

For the financial services sector, consumer banking issues are the primary focus, followed by financial inclusion and capability, financial crime and corruption, employee practices, the challenge of climate change, support for small businesses and community giving. The RBS Group takes all these responsibilities seriously, continually monitoring and managing them through policies and practices across the RBS Group. The Board regularly considers corporate responsibility issues and receives a formal report on these twice each year.

Further details of the RBS Group's corporate responsibility policies will be contained in the 2006 Corporate Responsibility Report.

Annual report on Form 20-F
An annual report on Form 20-F will be filed with the Securities and Exchange Commission in the US and copies will be available on request from the secretary. Much of the detailed financial information therein is shown in these accounts.

Ordinary share capital
Details of the authorised and issued ordinary share capital at 31 December 2006 are shown in Note 28 on the accounts.

Preference share capital
Details of the authorised and issued preference share capital at 31 December 2006 are shown in Note 28 on the accounts.

In January 2007 the Bank redeemed the 10 million Series B non-cumulative preference shares of US$25 each at US$25 per share.

Directors

The current members of the Board of directors are named on page 2. All directors, except:

- Fred Watt, who resigned from the Board on 31 January 2006,

- Guy Whittaker, who was appointed to the Board on 1 February 2006,

- Johnny Cameron, Mark Fisher and Bill Friedrich, who were appointed to the Board on 1 March 2006, and

- Sir George Mathewson, who retired from the Board on 28 April 2006,

served throughout the year and to the date of signing of the financial statements.

Larry Fish, Archie Hunter, Bud Koch, Joe MacHale, Bob Scott and Peter Sutherland will retire and offer themselves for re-election at the company's Annual General Meeting.

Directors' interests

The interests of the directors holding office at 31 December 2006 in the shares of the ultimate holding company at that date are disclosed in the Report and Accounts of that company. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the Bank or any of the subsidiaries of the Bank during the period from 1 January 2006 to 28 March 2007.

Directors' indemnities

In terms of section 309C of The Companies Act 1985 (as amended), the directors of the Bank, members of Group Executive Management Committee and Approved Persons (under the Financial Services and Markets Act 2000) have been granted Qualifying Third Party Indemnity Provisions by The Royal Bank of Scotland Group plc.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

(b) the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Charitable contributions

The total amount given for charitable purposes by the Group during the year ended 31 December 2006 was £3.3 million (2005 – £2.4 million).

Political donations

No political donations were made during the year.

Policy and practice on payment of creditors

The Bank is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Bank's policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2006, the Bank's trade creditors represented 28 days (2005 – 27 days) of amounts invoiced by suppliers.

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte & Touche LLP as the Bank's auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board.

Miller McLean
Secretary
28 March 2007

Statement of directors' responsibilities

The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts and, as permitted by the Companies Act 1985 have elected to prepare Bank accounts for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the Bank. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Bank will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Bank and to enable them to ensure that the Annual report and accounts complies with the Companies Act 1985. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean
Secretary
28 March 2007

Independent auditors' report to the members of National Westminster Bank Plc

We have audited the financial statements of National Westminster Bank Plc ("the Bank") and its subsidiaries (together "the Group") for the year ended 31 December 2006 which comprise the accounting policies, the balance sheets as at 31 December 2006, the consolidated income statement, the cash flow statements, the statements of recognised income and expense and the related Notes 1 to 48. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Bank's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
As described in the statement of directors' responsibilities, the Bank's directors are responsible for the preparation of the financial statements in accordance with applicable law and International Financial Reporting Standards ("IFRS") as adopted by the European Union. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Bank has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Bank and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;
- the Bank financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the Bank's affairs as at 31 December 2006;
- the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the financial statements.

Separate opinion in relation to IFRS
As explained in the accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board.

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
28 March 2007

Neither an audit nor a review provides assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Accounting policies

1. Presentation of accounts
The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB"), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU"). The EU has not adopted the complete text of IAS 39 'Financial Instruments Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004.

The Bank is incorporated in the UK and registered in England. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The Bank accounts are presented in accordance with the Companies Act 1985.

Change of accounting policy
As permitted by IFRS 1, the Group and the Bank implemented IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' with effect from 1 January 2005. The Group adopted the second amendment to IAS 39 'The Fair Value Option' issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32 and IAS 39 on the Group and Bank balance sheets and shareholders' funds as at 1 January 2005 is set out in Note 45.

The IASB's amendment to IAS 39, 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions', published in April 2005, amended IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the financial statements of the Group or the Bank.

The IASB's amendment to IAS 39, 'Financial Guarantee Contracts', published in August 2005, amended IAS 39 and IFRS 4. The amendment defines a financial guarantee contract and requires such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' and the amount initially recognised less amortisation. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the Group or the Bank.

In December 2005, the IASB issued an amendment to IAS 21 'The Effects of Changes in Foreign Exchange Rates' to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendment, adopted by the EU in May 2006, had no material effect on the Group or the Bank.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer's account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

4. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Cumulative actuarial gains or losses that exceed 10 per cent of the greater of the assets or the obligations of the scheme are amortised to the income statement over the expected average remaining lives of participating employees. Past service costs are recognised immediately to the extent that benefits have vested; otherwise they are amortised over the period until the benefits become vested.

Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

5. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption 'Intangible assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

On implementation of IFRS, the Group did not restate business combinations that occurred before 1 January 2004. Under previous GAAP, goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group's opening IFRS balance sheet was £273 million, its carrying value under previous GAAP.

6. Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property - see accounting policy 17 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group's freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 (£1,334 million) as deemed cost for its opening IFRS balance sheet (1 January 2004).

7. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss.

A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Foreign currencies
The Group's consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity and included in profit or loss on its disposal.

9. Leases
Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6 above).

10. Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

11. Financial assets

On initial recognition financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The Group has designated financial assets as at fair value through profit or loss principally where the assets are economically hedged by derivatives and fair value designation eliminates the measurement inconsistency that would arise if the assets were carried at amortised cost or classified as available-for-sale.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

12. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience. Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

13. Financial liabilities

On initial recognition a financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

14. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all of the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

15. Capital instruments
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

16. Derivatives and hedging
Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. There are three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

17. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

18. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

19. Shares in Group entities
The Bank's investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of accounting judgements

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's Framework for the Preparation and Presentation of Financial Statements. The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2006, gross loans and advances to customers totalled £184,470 million (2005 – £161,971 million) and customer loan impairment provisions amounted to £2,059 million (2005 – £2,028 million).

There are two components to the Group's loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit in excess of 10% of the greater of scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group's pension schemes are set out in Note 3 on the accounts. The pension deficit recognised in the balance sheet at 31 December 2006 was £1,298 million (2005 – £1,235 million).

Fair value
Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. In the balance sheet, financial assets carried at fair value are included within Treasury and other eligible bills, Loans and advances to banks, Loans and advances to customers, Debt securities and Equity shares as appropriate. Financial liabilities carried at fair value are included within the captions Deposits by banks, Customer accounts, Debt securities in issue and Subordinated liabilities. Derivative assets and Derivative liabilities are shown separately on the face of the balance sheets. Gains or losses arising from changes in fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised. The carrying value of a financial asset or a financial liability carried at cost or amortised cost that is the hedged item in a qualifying fair value hedge relationship is adjusted by the gain or loss attributable to the hedged risk.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Financial assets carried at fair value include government, asset backed and corporate debt securities, reverse repos, loans, corporate equity shares and derivatives. Financial liabilities carried at fair value include deposits, repos and short positions in securities. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Where observable prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The Group's derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group's pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future servicing costs.

A negligible proportion of the Group's trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 33 on the accounts.

Accounting developments

International Financial Reporting Standards
The IASB issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. The standard replaces IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure provisions in IAS 32. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

In August 2005, the IASB issued an amendment, 'Capital Disclosures' to IAS 1 'Presentation of Financial Statements'. It requires disclosures about an entity's capital and the way it is managed. This amendment is effective for annual periods beginning on or after 1 January 2007.

The Group is reviewing IFRS 7 and the amendments to IAS 1 to determine their effect on its financial reporting.

The International Financial Reporting Interpretations Committee ('IFRIC') issued interpretation IFRIC 9 'Reassessment of Embedded Derivatives' in March 2006. Entities are required to assess financial instruments for the existence of embedded derivatives; this interpretation prohibits subsequent reassessment unless there is a change of terms that significantly changes the terms of the financial instrument. The interpretation is effective for accounting periods starting on or after 1 June 2006 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 10 'Interim Financial Reporting and Impairment' in July 2006. Entities recognising an impairment of an intangible asset, goodwill or a financial asset in their interim financial statements are not allowed to reverse that impairment if the asset had recovered its value at the next reporting date. The interpretation is effective for accounting periods beginning on or after 1 November 2006 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 11 'Group and Treasury Share Transactions' in November 2006. Entities which buy their own shares, or whose shareholders buy shares in the reporting entity, in order to provide incentives to employees shall account for those incentives on an equity-settled basis. This principle applies also to the accounting by subsidiaries. The interpretation is effective for annual accounting periods beginning on or after 1 March 2007 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 12 'Service Concession Arrangements' in December 2006. Entities providing infrastructure and services to governments under concession arrangements shall account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognised as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or Bank.

The IASB issued IFRS 8 'Operating Segments' in December 2006. This will replace IAS 14 'Segment Reporting' for accounting periods beginning on or after 1 January 2009. IFRS 8 is very similar to US Statement of Financial Accounting Standard No. 131 'Disclosures about Segments of an Enterprise and Related Information' and requires entities to report segment information as reported to management and reconcile it to the financial statements. Disclosures required by SFAS 131 are included on pages 69 to 71.

Consolidated income statement for the year ended 31 December 2006

	Note	2006 £m	2005 Discontinued* £m	2005 Continuing £m
Interest receivable		9,825	203	8,289
Interest payable		(5,376)	9	(4,040)
Net interest income		4,449	212	4,249
Fees and commissions receivable		3,928	43	3,663
Fees and commissions payable		(960)	(34)	(926)
Income from trading activities	1	1,458	—	808
Other operating income		451	—	635
Non-interest income		4,877	9	4,180
Total income		9,326	221	8,429
Staff costs		1,754	—	1,477
Premises and equipment		266	—	114
Other administrative expenses		2,741	70	2,440
Depreciation and amortisation		257	—	382
Operating expenses	2	5,018	70	4,413
Profit before impairment losses		4,308	151	4,016
Impairment losses	15	852	4	752
Operating profit before tax		3,456	147	3,264
Tax	5	831	44	904
Operating profit after tax		2,625	103	2,360
Discontinued operations		—		103
Profit for the year		2,625		2,463
Profit attributable to:				
Minority interests		39		17
Ordinary shareholders		2,586		2,446
		2,625		2,463

* the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.

Balance sheets at 31 December 2006

	Note	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Assets					
Cash and balances at central banks		1,525	1,568	876	894
Treasury and other eligible bills subject to repurchase agreements	31	225	724	—	—
Other treasury and other eligible bills		50	46	—	—
Treasury and other eligible bills	9	275	770	—	—
Loans and advances to banks	10	61,563	55,995	25,006	20,829
Loans and advances to customers	11	182,411	159,943	109,496	97,569
Debt securities subject to repurchase agreements	31	29,346	26,607	—	—
Other debt securities		2,922	2,138	42	51
Debt securities	12	32,268	28,745	42	51
Equity shares	13	1,158	823	50	—
Investments in Group undertakings	14	—	—	6,758	6,633
Intangible assets	16	1,209	1,198	359	347
Property, plant and equipment	17	1,719	1,531	1,009	1,044
Settlement balances		3,574	3,931	—	—
Derivatives	18	2,746	2,976	1,400	1,203
Prepayments, accrued income and other assets	19	2,213	3,123	705	1,564
Total assets		290,661	260,603	145,701	130,134
Liabilities					
Deposits by banks	20	46,258	46,001	6,438	5,310
Customer accounts	21	181,219	157,924	125,095	109,942
Debt securities in issue	22	14,335	10,801	29	38
Settlement balances and short positions	23	24,274	21,574	—	—
Derivatives	18	2,343	2,657	1,145	1,129
Accruals, deferred income and other liabilities	24	4,108	3,579	1,231	1,464
Retirement benefit liabilities	3	1,298	1,235	1,110	1,041
Subordinated liabilities	26	5,641	6,648	4,583	5,501
Total liabilities		279,476	250,419	139,631	124,425
Equity					
Minority interests	27	1,012	744	—	—
Shareholders' equity					
Called up share capital	28	1,678	1,678	1,678	1,678
Reserves	29	8,495	7,762	4,392	4,031
Total equity		11,185	10,184	6,070	5,709
Total liabilities and equity		290,661	260,603	145,701	130,134

The accounts were approved by the Board of directors on 28 March 2007 and signed on its behalf by:

Sir Tom McKillop
Chairman

Sir Fred Goodwin
Group Chief Executive

Guy Whittaker
Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2006

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Available-for-sale investments				
Net valuation gains taken direct to equity	81	38	44	33
Net profit taken to income on sales	(55)	(324)	—	(320)
Cash flow hedges				
Net (losses)/gains taken direct to equity	(2)	—	13	(39)
Net gains taken to earnings	(39)	(28)	(28)	(13)
Exchange differences on translation of foreign operations	(491)	180	6	(5)
(Expense)/income before tax on items recognised direct in equity	(506)	(134)	35	(344)
Tax on items recognised direct in equity	(43)	106	(50)	110
Net expense recognised direct in equity	(549)	(28)	(15)	(234)
Profit for the year	2,625	2,463	1,688	1,774
Total recognised income and expense for the year	2,076	2,435	1,673	1,540
Attributable to:				
Equity shareholders	2,045	2,420	1,673	1,540
Minority interests	31	15	—	—
	2,076	2,435	1,673	1,540
Effect of changes in accounting policies on implementation of IFRS				
Equity shareholders	—	(1,768)	—	(4,619)
Minority interests	—	(6)	—	—
	—	(1,774)	—	(4,619)

Cash flow statements for the year ended 31 December 2006

	Note	Group 2006 £m	Group 2005* £m	Bank 2006 £m	Bank 2005* £m
Operating activities					
Operating profit before tax		3,456	3,411	1,963	2,315
Adjustments for:					
Depreciation and amortisation		257	362	202	326
Interest on subordinated liabilities		310	304	271	283
Charge for defined benefit pension schemes		229	149	168	97
Cash contribution to defined benefit pension schemes		(135)	(1,007)	(70)	(976)
Elimination of foreign exchange differences		1,503	(2,178)	143	189
Other non-cash items		(289)	(1,007)	28	(1,070)
Net cash inflow from trading activities		5,331	54	2,705	1,164
Changes in operating assets and liabilities		2,706	24,173	1,559	6,010
Net cash flows from operating activities before tax		8,037	24,227	4,264	7,174
Income taxes paid		(1,157)	(1,170)	(588)	(662)
Net cash flows from operating activities	35	6,880	23,057	3,676	6,512
Investing activities					
Sale and maturity of securities		1,489	1,600	85	951
Purchase of securities		(874)	(1,322)	(60)	(80)
Sale of property, plant and equipment		268	333	265	302
Purchase of property, plant and equipment		(382)	(281)	(85)	(119)
Net investment in business interests and intangible assets	36	(92)	(168)	(524)	(167)
Net cash flows from investing activities		409	162	(319)	887
Financing activities					
Issue of subordinated liabilities		91	291	—	—
Proceeds of minority interests issued		271	463	—	—
Redemption of minority interests		—	(121)	—	—
Capital contribution		188	—	188	—
Repayment of subordinated liabilities		(719)	(210)	(590)	(210)
Dividends paid		(1,534)	(365)	(1,500)	(350)
Interest on subordinated liabilities		(313)	(319)	(276)	(297)
Net cash flows from financing activities		(2,016)	(261)	(2,178)	(857)
Effects of exchange rate changes on cash and cash equivalents		(2,237)	2,621	(240)	135
Net increase in cash and cash equivalents		3,036	25,579	939	6,677
Cash and cash equivalents 1 January		48,424	22,845	18,588	11,911
Cash and cash equivalents 31 December		51,460	48,424	19,527	18,588

*restated (see Note 46).

Notes on the accounts

1 Income from trading activities

	Group	
	2006 £m	2005 £m
Foreign exchange (1)	595	(33)
Interest rates (2)	352	367
Credit (3)	589	562
Equities and commodities (4)	(78)	(88)
	1,458	808

The analysis of trading income is based on how the business is organised and the underlying risks managed; 2005 has been restated to reflect this. The total income from trading activities is unchanged.

Notes:

Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

(1) Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.

(2) Interest rates: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.

(3) Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.

(4) Equities and commodities: equity derivatives, commodity contracts and related hedges and funding.

2 Operating expenses

	Group	
	2006 £m	2005 £m
Wages, salaries and other staff costs	1,438	1,246
Social security costs	78	70
Pension costs		
– defined benefit schemes	229	149
– defined contribution schemes	9	12
Staff costs	1,754	1,477
Premises and equipment	266	114
Other administrative expenses	2,741	2,510
Property, plant and equipment (see Note 17)	98	105
Intangible assets (see Note 16)	159	277
Depreciation and amortisation	257	382
	5,018	4,483

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the various acquisitions made by the Group:

	Group	
	2006 £m	2005 £m
Staff costs	48	17
Premises and equipment	3	1
Other administrative expenses	11	14
Depreciation and amortisation	5	131
	67	163

2 Operating expenses *(continued)*

The average number of persons employed by the Group during the year, excluding temporary staff, was 31,000 (2005 – 30,000).

The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group	
	2006	2005
Global Banking & Markets	1,300	1,100
Retail	20,500	21,000
Wealth Management	3,100	2,800
Ulster Bank	4,800	4,500
Manufacturing	1,300	1,200
Total	31,000	30,600
UK	24,100	24,300
USA	1,300	1,100
Europe	5,200	4,900
Rest of the World	400	300
Total	31,000	30,600

	Bank	
	2006 £m	2005 £m
Wages, salaries and other staff costs	429	380
Social security costs	29	27
Pension costs (see Note 3)		
– defined benefit schemes	168	97
– defined contribution schemes	—	4
Staff costs	626	508

The average number of persons employed by the Bank during the year, excluding temporary staff, was 20,700 (2005 – 20,600).

The number of persons employed by the Bank at 31 December, excluding temporary staff, was as follows:

	Bank	
	2006	2005
Retail	19,700	20,200
Wealth Management	600	600
Total	20,300	20,800
UK	20,300	20,800

3 Pension costs

The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group's finances. The Bank is legally the sponsoring employer of The Royal Bank of Scotland Group Pension Scheme ('Main scheme'). This scheme operates on the basis that other members of the Group are required to remit contributions to the scheme based on a level of contributions agreed annually with the scheme's actuaries. Since October 2006, the Main scheme has been closed to new entrants.

In addition to the Main scheme, the Group operates a number of other UK and overseas pension schemes. It also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the Republic of Ireland and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

The corridor method of accounting permits the Bank to defer recognition of actuarial gains and losses that are within 10% of the larger of the fair value of plan assets and present value of defined benefit obligations of the schemes, on an individual scheme basis, at the reporting date. Any excess variations are amortised prospectively over the average remaining service lives of current members of the schemes.

Interim valuations of the Group's schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Group		Bank	
Principal actuarial assumptions at 31 December (weighted average)	2006	2005	2006	2005
Discount rate	5.3%	4.8%	5.3%	4.8%
Expected return on plan assets	6.9%	6.5%	6.9%	6.5%
Rate of increase in salaries	4.1%	3.9%	4.2%	3.9%
Rate of increase in pensions in payment	2.9%	2.7%	2.9%	2.7%
Inflation assumption	2.9%	2.7%	2.9%	2.7%

	Group		Bank	
Major classes of plan assets as a percentage of total plan assets	2006	2005	2006	2005
Equities	60.5%	61.4%	60.5%	61.3%
Index-linked bonds	16.7%	17.5%	17.3%	18.1%
Government fixed interest bonds	3.0%	2.3%	2.5%	1.8%
Corporate and other bonds	13.8%	14.4%	14.0%	14.6%
Property	4.6%	3.8%	4.3%	3.6%
Cash and other assets	1.4%	0.6%	1.4%	0.6%

Ordinary shares of the holding company with a fair value of £87 million (2005 – £76 million) are held by the Group's pension schemes together with holdings of other financial instruments issued by the Group with a value of £258 million (2005 – £299 million).

The expected return on plan assets at 31 December 2006 is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Group		Bank	
	2006	2005	2006	2005
Equities	8.1%	7.7%	8.1%	7.7%
Index-linked bonds	4.5%	4.1%	4.5%	4.1%
Government fixed interest bonds	4.5%	4.0%	4.5%	4.1%
Corporate and other bonds	5.3%	4.8%	5.3%	4.8%
Property	6.3%	5.9%	6.3%	5.9%
Cash and other assets	4.6%	4.1%	4.6%	4.2%

Post-retirement mortality assumptions (Main scheme)	2006	2005	2004
Longevity at age 60 for current pensioners (years)			
Males	26.0	25.4	25.4
Females	28.9	28.2	28.2
Longevity at age 60 for future pensioners (years)			
Males	26.8	26.2	26.2
Females	29.7	29.0	29.0

3 Pension costs *(continued)*

Changes in value of net pension liability	Group Fair value of plan assets £m	Group Present value of defined benefit obligations £m	Group Net pension liability £m	Bank Fair value of plan assets £m	Bank Present value of defined benefit obligations £m	Bank Net pension liability £m
At 1 January 2005	14,236	17,894	3,658	13,569	16,922	3,353
Currency translation and other adjustments	(9)	(14)	(5)	—	—	—
Income statement:						
Expected return	972		(972)	930		(930)
Interest cost		912	912		865	865
Current service cost		484	484		448	448
Less: direct contributions from other scheme members		(280)	(280)		(289)	(289)
Past service cost		3	3		3	3
Amortisation of net unrecognised actuarial losses		2	2		—	—
	972	1,121	149	930	1,027	97
Actuarial gains and losses	1,639	2,321	682	1,556	2,273	717
Acquisitions of subsidiaries	—	2	2	—	—	—
Contributions by employer	1,007	—	(1,007)	976	—	(976)
Contributions by other scheme members	145	145	—	154	154	—
Advances of contributions by other scheme members	(750)	(750)	—	(750)	(750)	—
Contributions by plan participants	3	3	—	—	—	—
Benefits paid	(528)	(528)	—	(504)	(504)	—
Expenses included in service cost	(18)	(18)	—	(17)	(17)	—
Amortisation of net unrecognised actuarial losses		(2)	(2)		—	—
At 31 December 2005	16,697	20,174	3,477	15,914	19,105	3,191

	Group Net pension liability £m	Bank Net pension liability £m
Unrecognised actuarial losses	2,242	2,150
Retirement benefit liabilities at 31 December 2005	1,235	1,041
Unfunded schemes liabilities included in post-retirement benefit liabilities	21	11

	Group Fair value of plan assets £m	Group Present value of defined benefit obligations £m	Group Net pension liability £m	Bank Fair value of plan assets £m	Bank Present value of defined benefit obligations £m	Bank Net pension liability £m
At 1 January 2006	16,697	20,174	3,477	15,914	19,105	3,191
Currency translation and other adjustments	(10)	(40)	(30)	—	(28)	(28)
Income statement:						
Expected return	1,023		(1,023)	1,022		(1,022)
Interest cost		938	938		919	919
Current service cost		597	597		571	571
Less: direct contributions from other scheme members		(328)	(328)		(340)	(340)
Past service cost		24	24		20	20
Amortisation of net unrecognised actuarial losses		21	21		20	20
	1,023	1,252	229	1,022	1,190	168
Actuarial gains and losses	570	(1,156)	(1,726)	552	(1,077)	(1,629)
Disposal of subsidiaries	—	(1)	(1)	—		—
Contributions by employer	135	—	(135)	70	—	(70)
Contributions by other scheme members	342	342	—	359	359	—
Benefits paid	(517)	(517)	—	(517)	(517)	—
Expenses included in service cost	(27)	(27)	—	(26)	(26)	—
Amortisation of net unrecognised actuarial losses		(21)	(21)		(20)	(20)
At 31 December 2006	18,213	20,006	1,793	17,374	18,986	1,612

	Group Net pension liability £m	Bank Net pension liability £m
Unrecognised actuarial losses	495	502
Retirement benefit liabilities at 31 December 2006	1,298	1,110
Unfunded schemes liabilities included in post-retirement benefit liabilities	26	15

The Group expects to contribute £442 million (Bank – £409 million) to its defined benefit pension schemes in 2007.

History of defined benefits schemes	Group 2006 £m	Group 2005 £m	Group 2004 £m	Group 2003 £m	Bank 2006 £m	Bank 2005 £m	Bank 2004 £m	Bank 2003 £m
Present value of defined benefit obligations	20,006	20,174	17,894	14,354	18,986	19,105	16,922	13,651
Fair value of plan assets	18,213	16,697	14,236	12,358	17,374	15,914	13,569	11,797
Net deficit	1,793	3,477	3,658	1,996	1,612	3,191	3,353	1,854
Experience losses on plan liabilities	(7)	(55)	(611)		(4)	(41)	(624)	
Experience gains on plan assets	570	1,639	403		552	1,556	392	
Actual return on pension schemes assets	1,593	2,611	1,283		1,574	2,486	1,230	

4 Auditors' remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:

	Group 2006 £m	Group 2005 £m
Fees payable to the Group's auditors for the audit of the Group's annual accounts	0.8	0.6
Fees payable to the Group's auditors and their associates for other services to the Group:		
– The audit of the company's subsidiaries pursuant to legislation	1.4	1.4
Total audit fees	2.2	2.0

Fees payable to the Group's auditors for non-audit services are disclosed in the consolidated financial statements of The Royal Bank of Scotland Group plc.

5 Tax

	Group	
	2006 £m	2005 £m
Current taxation:		
Charge for the year	1,095	1,142
Over provision in respect of prior periods	(251)	(68)
Relief for overseas taxation	—	(24)
	844	1,050
Deferred taxation:		
Credit for the year	(42)	(81)
Under/(over) provision in respect of prior periods	29	(21)
Tax charge for the year	831	948

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2006 £m	2005 £m
Expected tax charge	1,037	1,023
Interest on subordinated debt not allowable for tax	12	11
Non-deductible items	158	59
Non-taxable items	(35)	(71)
Taxable foreign exchange movements	(106)	35
Foreign profits taxed at other rates	(23)	(21)
Unutilised losses brought forward and carried forward	10	1
Adjustments in respect of prior periods	(222)	(89)
Actual tax charge for the year	831	948

6 Profit attributable to preference shareholders

	Group	
	Finance cost included in interest payable 2006 £m	Finance cost included in interest payable 2005 £m
9% non-cumulative sterling preference shares, Series A	13	13
Non-cumulative dollar preference shares, Series B	11	11
Non-cumulative dollar preference shares, Series C	12	12
Total	36	36

Note:

(1) Following the implementation of IAS 32 on 1 January 2005, the Group's preference shares are now included in subordinated liabilities and the related finance cost in interest payable.

7 Ordinary dividends

	Group	
	2006 £m	2005 £m
Dividends paid on ordinary equity shares	1,500	350

8 Profit dealt with in the accounts of the Bank

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, £1,688 million (2005 – £1,774 million) has been dealt with in the accounts of the Bank.

9 Treasury and other eligible bills

	Group	
	2006 £m	2005 £m
Treasury bills and similar securities	185	634
Other eligible bills	90	136
	275	770
Held-for-trading	225	724
Available-for-sale	50	46
	275	770

10 Loans and advances to banks

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Held-for-trading	11,884	17,411	147	110
Designated as at fair value through profit or loss	654	825	—	—
Loans and receivables	49,025	37,759	24,859	20,719
	61,563	55,995	25,006	20,829
Amounts above include:				
Reverse repurchase agreements	10,793	13,135	—	—
Items in the course of collection from other banks	2,306	2,071	2,108	1,929
Due from holding company	44,834	35,714	21,684	16,617
Due from fellow subsidiaries	24	10	24	7
Due from subsidiaries	—	—	641	1,027

11 Loans and advances to customers

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Held-for-trading	21,935	15,897	1,056	30
Designated as at fair value through profit or loss	516	—	—	—
Loans and receivables	159,516	143,235	108,440	97,539
Finance leases	444	811	—	—
	182,411	159,943	109,496	97,569
Amounts above include:				
Reverse repurchase agreements	19,459	15,036	—	—
Due from ultimate holding company	737	842	737	842
Due from fellow subsidiaries	35,358	31,838	34,119	29,327
Due from subsidiaries	—	—	4,143	1,878

Securitisations

The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity ("SPE") which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group's continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page 14). The Group has securitisations in each of these categories.

Continued recognition

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

Asset type	Group 2006 Assets £m	Group 2006 Liabilities £m	Group 2005 Assets £m	Group 2005 Liabilities £m
Residential mortgages (1)	5,550	5,547	2,388	2,366
Credit card receivables (2, 3)	1,384	1,286	1,232	1,232

Notes:

(1) Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm's length fixed/floating interest rate swaps and cross-currency swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group.

(2) Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge-offs).

(3) Bank and Group.

Continuing involvement

In certain US securitisations of residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2006, securitised assets were £37.3 billion (2005 – £39.8 billion); retained interests £930 million (2005 – £863 million); subordination assets £694 million (2005 – £609 million) and related liabilities £694 million (2005 – £609 million).

12 Debt securities

2006	UK government £m	US government state and federal agency £m	Other government £m	US government sponsored entity £m	Bank and building society £m	Mortgage-backed securities(1) £m	Corporate £m	Other £m	Total £m
	Group								
Held-for-trading	—	10,240	87	10,064	—	6,521	1,618	1	28,531
Designated as at fair value through profit or loss	1,285	—	85	—	26	—	248	5	1,649
Available-for-sale	—	—	925	—	692	104	101	266	2,088
At 31 December 2006	1,285	10,240	1,097	10,064	718	6,625	1,967	272	32,268
Available-for-sale									
Gross unrealised gains	—	—	4	—	—	—	—	—	4
Gross unrealised losses	—	—	(20)	—	(6)	—	(1)	—	(27)
2005									
Held-for-trading	—	7,019	—	8,109	—	8,541	1,752	53	25,474
Designated as at fair value through profit or loss	4	—	—	—	5	—	394	—	403
Available-for-sale	—	—	869	—	1,105	108	5	781	2,868
At 31 December 2005	4	7,019	869	8,109	1,110	8,649	2,151	834	28,745
Available-for-sale									
Gross unrealised gains	—	—	2	—	2	—	—	—	4
Gross unrealised losses	—	—	(8)	—	(3)	—	—	—	(11)

Note:
(1) Excludes securities issued by US federal agencies and government sponsored entities.

Gross gains of £2 million (2005 – £2 million) were realised by the Group on the sale of available-for-sale securities.

	Bank			
	2006		2005	
	Other issuers £m	Total £m	Other issuers £m	Total £m
Held-for-trading	1	1	3	3
Available-for-sale	41	41	48	48
At 31 December	42	42	51	51

13 Equity shares

	Group					
	2006			2005		
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Held-for-trading	42	—	42	25	1	26
Designated as at fair value through profit or loss	36	—	36	39	—	39
Available-for-sale	22	1,058	1,080	17	741	758
	100	1,058	1,158	81	742	823
Available-for-sale						
Gross unrealised gains	15	44	59	1	11	12
Gross unrealised losses	—	(5)	(5)	—	—	—
	15	39	54	1	11	12

Gross gains of £84 million (2005 – £326 million) and gross losses of nil (2005 – £1 million) were realised by the Group on the sale of available-for-sale equity shares.

Dividend income earned from available-for-sale equity shares was £36 million (2005 – £48 million).

At 31 December 2006, gross unrealised losses of £5 million represented 18 equity issues with a fair value of £24 million.

No securities were in an unrealised loss position for more than 12 months.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £910 million (2005 – £634 million). Disposals in the year generated gains of £31 million (2005 – £3 million).

13 Equity shares *(continued)*

	Bank					
	2006			2005		
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Available-for-sale	10	40	50	—	—	—
Available-for-sale						
Gross unrealised gains	8	36	44	—	—	—

Disposals in the year of unquoted equity instruments classified as available-for-sale financial assets generated gains of £24 million (2005 – nil).

14 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank 2006 £m	Bank 2005 £m
At 1 January	6,633	6,253
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	31
Currency translation and other adjustments	(177)	140
Additions	622	—
Additional investments in group undertakings	719	218
Repayment of investments	(1,022)	(2)
Disposals	—	(7)
Increase in provisions	(17)	—
At 31 December	6,758	6,633
Banks	896	543
Other	5,862	6,090

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiary undertakings are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operations
Coutts & Co (1)	Private banking	Great Britain
Greenwich Capital Markets, Inc. (2)	Broker dealer	US
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:

(1) Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

(2) Shares are not directly held by the Bank.

(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

15 Impaired and past-due financial assets

	Group					
	2006			2005		
	Cost £m	Provision £m	Net book value £m	Cost £m	Provision £m	Net book value £m
Impaired financial assets						
Loans and receivables and finance leases	2,984	1,865	1,119	2,798	1,829	969
Available-for-sale	11	2	9	10	4	6
	2,995	1,867	1,128	2,808	1,833	975

	Group	
	2006 £m	2005 £m
Impairment losses charged to the income statement		
Loans and receivables and finance leases (see table below)	852	753
Available-for-sale	—	3
Total	852	756

The following table shows the movement in impairment allowances for loans and receivables and finance leases.

	Group				
	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2006 £m	2005 £m
At 1 January	257	1,571	203	2,031	1,940
Implementation of IAS 39 on 1 January 2005	—	—	—	—	185
Currency translation and other adjustments	10	(1)	(34)	(25)	(2)
Disposals of subsidiaries	—	—	—	—	(7)
Amounts written-off (1)	(54)	(747)	—	(801)	(818)
Recoveries of amounts previously written-off	8	63	—	71	56
Charged to the income statement	59	766	27	852	753
Unwind of discount	(11)	(56)	—	(67)	(76)
At 31 December (2)	269	1,596	196	2,061	2,031

Notes:

(1) Amounts written-off include £2 million in 2005 relating to loans and advances to banks.

(2) Impairment losses at 31 December 2006 include £2 million relating to loans and advances to banks (2005 – £3 million).

	Bank					
	2006			2005		
	Cost £m	Provision £m	Net book value £m	Cost £m	Provision £m	Net book value £m
Impaired financial assets						
Loans and receivables and finance leases	2,462	1,599	863	2,311	1,537	774

	Bank	
	2006 £m	2005 £m
Impairment losses charged to the income statement		
Loans and receivables and finance leases (see table below)	754	651

The following table shows the movement in impairment allowances for loans and receivables and finance leases.

	Bank				
	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2006 £m	2005 £m
At 1 January	168	1,369	136	1,673	1,633
Implementation of IAS 39 on 1 January 2005	—	—	—	—	177
Currency translation and other adjustments	12	(1)	(32)	(21)	5
Disposals of subsidiaries	—	—	—	—	(17)
Amounts written-off	(47)	(655)	—	(702)	(758)
Recoveries of amounts previously written-off	8	50	—	58	43
Charged to the income statement	44	706	4	754	651
Unwind of discount	(7)	(48)	—	(55)	(61)
At 31 December	178	1,421	108	1,707	1,673

16 Intangible assets

2006	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
	Group				
Cost:					
At 1 January 2006	760	25	29	1,682	2,496
Currency translation and other adjustments	(38)	—	—	(1)	(39)
Additions	—	—	1	229	230
Disposal of subsidiaries	(3)	—	—	—	(3)
Disposals and write-off of fully amortised assets	—	—	—	(17)	(17)
At 31 December 2006	719	25	30	1,893	2,667
Accumulated amortisation and impairment:					
At 1 January 2006	—	7	5	1,286	1,298
Currency translation and other adjustments	—	—	1	—	1
Charge for the year	—	3	3	153	159
At 31 December 2006	—	10	9	1,439	1,458
Net book value at 31 December 2006	719	15	21	454	1,209

2005	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost:					
At 1 January 2005	739	24	30	1,472	2,265
Currency translation and other adjustments	(7)	1	(1)	—	(7)
Acquisition of subsidiaries	40	—	—	—	40
Additions	—	—	—	227	227
Disposals and write-off of fully amortised assets	(12)	—	—	(17)	(29)
At 31 December 2005	760	25	29	1,682	2,496
Accumulated amortisation and impairment:					
At 1 January 2005	—	3	3	1,015	1,021
Currency translation and other adjustments	—	1	(1)	—	—
Charge for the year	—	3	3	271	277
At 31 December 2005	—	7	5	1,286	1,298
Net book value at 31 December 2005	760	18	24	396	1,198

Internally generated software	Bank 2006 £m
Cost:	
At 1 January 2006	1,622
Additions	159
At 31 December 2006	1,781
Accumulated amortisation and impairment:	
At 1 January 2006	1,275
Charge for the year	147
At 31 December 2006	1,422
Net book value at 31 December 2006	359

Internally generated software	Bank 2005 £m
Cost:	
At 1 January 2005	1,442
Additions	180
At 31 December 2005	1,622
Accumulated amortisation and impairment:	
At 1 January 2005	1,008
Charge for the year	267
At 31 December 2005	1,275
Net book value at 31 December 2005	347

The weighted average amortisation period of purchased intangible assets, other than goodwill, subject to amortisation are:

	Years
Core deposit intangibles	7
Other purchased intangibles	10

The Group's amortisation expense in respect of core deposit intangibles and other purchased intangibles for each of the next five years is currently estimated to be:

	£m
2007	6
2008	6
2009	6
2010	6
2011	4

Impairment review

The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit to which goodwill has been allocated with its carrying value. There was no impairment recognised in 2006 or 2005.

Cash generating units where goodwill is significant were as follows:

			Goodwill at 30 September	
Division	Significant aquisition	Basis	2006 £m	2005 £m
Global Banking & Markets	Greenwich	Fair value less costs to sell	100	—
Corporate Markets	Greenwich	Fair value less costs to sell	—	106
Wealth Management	Bank Von Ernst	Fair value less costs to sell	124	142
Ulster Bank	First Active	Fair value less costs to sell	409	411

On 1 January 2006 the Corporate Markets division was reorganised into Global Banking & Markets and UK Corporate Banking.

The recoverable amounts for all CGUs were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information were applied to each CGU. The multiples used for both 2006 and 2005 were in the range 7.0 – 13.0 times earnings after charging manufacturing costs.

17 Property, plant and equipment

2006	Group Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
Cost or valuation:							
At 1 January 2006	69	1,108	269	448	280	11	2,185
Currency translation and other adjustments	(1)	(5)	(1)	(4)	(11)	(1)	(23)
Reclassifications	—	25	(41)	17	(1)	—	—
Additions	135	76	9	139	81	—	440
Change in fair value of investment properties	(1)	—	—	—	—	—	(1)
Disposals and write-off of fully depreciated assets	—	(115)	(36)	(4)	(41)	—	(196)
Disposals of subsidiaries	—	—	—	(1)	(1)	—	(2)
Transfer to fellow subsidiary	—	—	—	(5)	(1)	(10)	(16)
At 31 December 2006	202	1,089	200	590	306	—	2,387
Accumulated depreciation and amortisation:							
At 1 January 2006	—	232	98	142	181	1	654
Currency translation and other adjustments	—	—	—	(2)	(6)	—	(8)
Reclassifications	—	3	(7)	4	—	—	—
Disposals and write-off of fully depreciated assets	—	(6)	(25)	(3)	(38)	—	(72)
Depreciation charge for the year	—	30	5	34	29	—	98
Transfer to fellow subsidiary	—	—	—	(2)	(1)	(1)	(4)
At 31 December 2006	—	259	71	173	165	—	668
Net book value at 31 December 2006	202	830	129	417	141	—	1,719

2005	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
Cost or valuation:							
At 1 January 2005	—	1,209	301	351	264	—	2,125
Currency translation and other adjustments	—	(15)	11	1	1	—	(2)
Additions	69	28	6	127	40	11	281
Disposals and write-off of fully depreciated assets	—	(276)	(49)	(31)	(25)	—	(381)
Transfer from fellow subsidiary	—	162	—	—	—	—	162
At 31 December 2005	69	1,108	269	448	280	11	2,185
Accumulated depreciation and amortisation:							
At 1 January 2005	—	183	101	131	168	—	583
Disposals and write-off of fully depreciated assets	—	(43)	(10)	(16)	(30)	—	(99)
Currency translation and other adjustments	—	2	2	—	5	—	9
Transfer from fellow subsidiary	—	56	—	—	—	—	56
Depreciation charge for the year	—	34	5	27	38	1	105
At 31 December 2005	—	232	98	142	181	1	654
Net book value at 31 December 2005	69	876	171	306	99	10	1,531

Investment properties are valued to reflect fair value, that is, the market value of the Group's interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2006 valuation for a significant majority of the Group's investment properties was undertaken by external valuers.

The fair value of investment properties does not include any appreciation since purchase. Rental income from investment properties was £5 million (2005 – nil).

Property, plant and equipment, excluding investment properties include £43 million (2005 – £51 million) assets in the course of construction.

2006	Bank Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Total £m
Cost or valuation:					
At 1 January 2006	930	105	383	7	1,425
Additions	19	3	121	—	143
Disposals and write-off of fully depreciated assets	(114)	(10)	(2)	—	(126)
Transfer to fellow subsidiary	—	—	(4)	—	(4)
At 31 December 2006	835	98	498	7	1,438
Accumulated depreciation and amortisation:					
At 1 January 2006	217	45	116	3	381
Disposals and write-off of fully depreciated assets	(4)	—	(1)	—	(5)
Depreciation charge for year	26	2	27	—	55
Transfer to fellow subsidiary	—	—	(2)	—	(2)
At 31 December 2006	239	47	140	3	429
Net book value at 31 December 2006	596	51	358	4	1,009
2005					
Cost or valuation:					
At 1 January 2005	1,186	137	297	10	1,630
Additions	10	2	107	—	119
Disposals and write-off of fully depreciated assets	(266)	(34)	(21)	(3)	(324)
At 31 December 2005	930	105	383	7	1,425
Accumulated depreciation and amortisation:					
At 1 January 2005	228	48	104	3	383
Disposals and write-off of fully depreciated assets	(42)	(6)	(10)	(3)	(61)
Charge for year	31	3	22	3	59
At 31 December 2005	217	45	116	3	381
Net book value at 31 December 2005	713	60	267	4	1,044

18 Derivatives

Companies in the Group enter into derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, credit and interest rate risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date.

Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures.

Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

18 Derivatives *(continued)*

	Group					
	2006			2005		
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts						
Spot, forwards and futures	33	202	311	14	238	220
Currency swaps	22	326	230	9	225	217
Options purchased	6	275	—	4	128	—
Options written	6	—	302	3	—	83
Interest rate contracts						
Interest rate swaps	408	1,721	1,428	340	1,871	1,729
Options purchased	174	44	—	66	420	—
Options written	116	—	43	71	—	392
Futures and forwards	196	—	—	157	—	—
Credit derivatives	12	15	28	4	6	15
Equity and commodity contracts	1	163	1	1	88	1
		2,746	2,343		2,976	2,657
Amounts above include:						
Due from/to fellow subsidiaries		—	—		728	751
Due from/to holding company		1,163	974		630	626

	Bank					
	2006			2005		
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts						
Spot, forwards and futures	11	164	165	10	138	141
Currency swaps	1	116	3	1	115	21
Options purchased	6	272	—	3	80	—
Options written	6	—	272	2	—	80
Interest rate contracts						
Interest rate swaps	82	832	687	63	840	877
Options purchased	3	15	—	2	29	—
Options written	2	—	13	2	—	10
Credit derivatives	4	—	4	1	1	—
Equity and commodity contracts	—	1	1	—	—	—
		1,400	1,145		1,203	1,129
Included in the above are cash flow hedging derivatives as follows						
Interest rate swaps		—	27		—	42
Included in the above are fair value hedging derivatives as follows						
Interest rate swaps		61	36		—	—
Amounts above include:						
Due from/to holding company		763	540		626	626
Due from/to subsidiaries		67	146		54	262

19 Prepayments, accrued income and other assets

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Prepayments	147	76	52	45
Accrued income	192	366	124	275
Deferred taxation (see Note 25)	418	393	311	318
Other assets	1,456	2,288	218	926
	2,213	3,123	705	1,564
Amounts above include:				
Due from holding company	—	—	11	—
Due from fellow subsidiaries	75	25	—	—
Due from subsidiaries	—	—	6	—

20 Deposits by banks

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Held-for-trading	6,770	6,589	328	1,237
Amortised cost	39,488	39,412	6,110	4,073
	46,258	46,001	6,438	5,310
Amounts above include:				
Repurchase agreements	20,386	19,569	—	—
Items in the course of transmission to other banks	742	705	777	761
Due to holding company	20,871	18,885	4,242	1,865
Due to fellow subsidiaries	33	35	8	9
Due to subsidiaries	—		366	950

21 Customer accounts

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Held-for-trading	8,665	10,372	196	1,560
Designated as at fair value through profit or loss	1,448	1,339	116	63
Amortised cost	171,106	146,213	124,783	108,319
	181,219	157,924	125,095	109,942
Amounts above include:				
Repurchase agreements	25,806	20,664	—	—
Due to ultimate holding company	—	3	—	—
Due to fellow subsidiaries	7,380	4,754	6,901	4,399
Due to subsidiaries	—		6,576	5,696

22 Debt securities in issue

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Amortised cost	14,335	10,801	29	38
Amounts above include:				
Bonds and medium term notes	4,656	1,070	29	38
Certificates of deposit and other commercial paper	9,679	9,731	—	—

23 Settlement balances and short positions

	Group 2006 £m	Group 2005 £m
Settlement balances – amortised cost	2,978	3,075
Short positions – held-for-trading:		
Debt securities – Government	18,981	16,846
– Other issuers	2,022	1,347
Treasury and other eligible bills	239	288
Equity shares	54	18
	24,274	21,574

24 Accruals, deferred income and other liabilities

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Notes in circulation	405	376	—	—
Current taxation	136	393	10	289
Accruals	943	868	286	260
Deferred income	145	131	108	105
Deferred tax liability (see Note 25)	11	33	—	—
Other liabilities	2,468	1,758	827	810
	4,108	3,579	1,231	1,464
Amounts above include:				
Due to holding company	27	—	10	—
Due to fellow subsidiaries	—	15	17	—

Included in other liabilities are provisions for liabilities and charges as follows:

	Group Total £m	Bank Total £m
At 1 January 2006	108	83
Currency translation and other movements	—	(1)
Charge to income statement	72	72
Releases to income statement	(15)	(15)
Provisions utilised	(30)	(20)
At 31 December 2006	135	119

Note:

(1) Comprises property provisions and other provisions arising in the normal course of business.

25 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Deferred tax liability (included in Accruals, deferred income and other liabilities, Note 24)	11	33	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 19)	(418)	(393)	(311)	(318)
Net deferred tax	(407)	(360)	(311)	(318)

	Group									
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Intangibles £m	Hedging £m	Other £m	Total £m
At 1 January 2005	(601)	218	(232)	120	(131)	86	103	50	15	(372)
Charge to income statement	(5)	(16)	20	(28)	4	(1)	(72)	—	(2)	(102)
Charge to equity directly	—	—	—	—	—	(78)	—	(20)	—	(98)
Disposals of subsidiaries	—	—	—	—	(7)	—	—	—	—	(7)
Other	266	2	(8)	—	—	—	—	—	(41)	219
At 1 January 2006	(340)	202	(220)	92	(134)	7	31	30	(28)	(360)
Charge to income statement	(25)	32	65	6	(96)	(4)	(3)	16	(7)	(16)
Charge to equity directly	—	—	—	—	(2)	(1)	—	(7)	—	(10)
Acquisitions/(disposals) of subsidiaries	—	(19)	—	—	(2)	—	—	—	—	(21)
Other	(18)	(11)	12	—	(4)	(1)	—	—	22	—
At 31 December 2006	(383)	204	(143)	98	(238)	1	28	39	(13)	(407)

	Bank								
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Intangibles £m	Hedging £m	Total £m
At 1 January 2005	(572)	121	(136)	66	(134)	86	133	34	(402)
Charge to income statement	4	(1)	17	10	—	—	(67)	—	(37)
Charge to equity directly	—	—	—	—	—	(86)	—	(24)	(110)
Other	266	—	—	—	—	—	(35)	—	231
At 1 January 2006	(302)	120	(119)	76	(134)	—	31	10	(318)
Charge to income statement	(28)	39	95	6	(99)	—	(23)	17	7
Charge to equity directly	—	—	—	—	—	—	—	(3)	(3)
Other	1	2	—	—	(1)	—	—	1	3
At 31 December 2006	(329)	161	(24)	82	(234)	—	8	25	(311)

Notes:

(1) Deferred tax assets of £31 million (2005 – £5 million) have not been recognised in respect of tax losses carried forward of £88 million (2005 – £13 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £44 million will expire within one year. The balance of tax losses carried forward has no time limit.

(2) Deferred tax liabilities of £484 million (2005 – £633 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains.

26 Subordinated liabilities

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Amortised cost	5,641	6,648	4,583	5,501

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Dated loan capital	2,916	3,418	2,000	2,415
Undated loan capital	2,303	2,765	2,161	2,621
Preference shares	422	465	422	465
	5,641	6,648	4,583	5,501

The Group's preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

2006 – final redemption	Group 2007 £m	2008 £m	2009-2011 £m	2012-2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	43	—	—	348	533	900	1,824
US$	33	87	761	22	203	1,299	2,405
Euro	37	—	763	—	143	469	1,412
Total	113	87	1,524	370	879	2,668	5,641

2006 – call date	Group Currently £m	2007 £m	2008 £m	2009–2011 £m	2012–2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	43	—	437	413	726	205	1,824
US$	1,260	551	87	507	—	—	—	2,405
Euro	—	37	—	1,177	—	—	198	1,412
Total	1,260	631	87	2,121	413	726	403	5,641

2005 – final redemption	Group 2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	14	—	37	597	461	932	2,041
US$	364	—	579	121	276	1,808	3,148
Euro	32	—	410	340	187	490	1,459
Total	410	—	1,026	1,058	924	3,230	6,648

2005 – call date	Group Currently £m	2006 £m	2007 £m	2008–2010 £m	2011–2015 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	140	42	—	576	762	414	107	2,041
US$	1,306	618	464	601	143	16	—	3,148
Euro	—	37	—	776	464	145	37	1,459
Total	1,446	697	464	1,953	1,369	575	144	6,648

2006 – final redemption	Bank 2007 £m	2008 £m	2009-2011 £m	2012-2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	43	—	—	348	328	875	1,594
US$	31	—	507	—	—	1,299	1,837
Euro	37	—	763	—	—	352	1,152
Total	111	—	1,270	348	328	2,526	4,583

2006 – call date	Bank Currently £m	2007 £m	2008 £m	2009-2011 £m	2012-2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	43	—	337	348	726	140	1,594
US$	1,057	273	—	507	—	—	—	1,837
Euro	—	37	—	1,115	—	—	—	1,152
Total	1,057	353	—	1,959	348	726	140	4,583

2005 – final redemption	Bank 2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	14	—	37	597	296	907	1,851
US$	10	—	579	99	—	1,809	2,497
Euro	32	—	410	340	—	371	1,153
Total	56	—	1,026	1,036	296	3,087	5,501

2005 – call date	Bank Currently £m	2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	140	42	—	576	597	496	—	1,851
US$	1,306	32	464	579	99	17	—	2,497
Euro	—	37	—	776	340	—	—	1,153
Total	1,446	111	464	1,931	1,036	513	—	5,501

Dated loan capital	2006 £m	2005 £m
The Bank		
US$1,000 million 7.375% fixed rate subordinated notes 2009	516	582
€600 million 6.0% subordinated notes 2010	452	464
£300 million 8.125% step-up subordinated notes 2011 (redeemed December 2006)	—	306
€500 million 5.125% subordinated notes 2011	343	345
£300 million 7.875% subordinated notes 2015	355	369
£300 million 6.5% subordinated notes 2021	334	349
	2,000	2,415
Greenwich Capital Holdings, Inc.		
US$105 million subordinated loan capital floating rate notes 2006 (redeemed October 2006)	—	61
US$170 million subordinated loan capital floating rate notes 2008 (issued October 2006)	87	—
US$500 million subordinated loan capital floating rate notes 2010 (callable December 2007)	256	291
First Active plc		
US$35 million 7.24% subordinated bonds 2012 (callable December 2007)	22	22
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65	65
Ulster Bank Limited		
€120 million perpetual floating rate notes 2019 (perpetual)	81	83
£100 million floating rate subordinated loan capital 2020 (callable September 2010)	100	100
£60 million perpetual floating rate notes 2020 (perpetual)	40	42
Coutts Bank von Ernst Ltd		
US$150 million floating rate subordinated loan capital 2018 (redeemed January 2006)	—	44
RBS Netherlands Holdings B.V.		
€92.3 million floating rate note 2019 (callable January 2009)	62	63
NatWest Group Holdings Corporation		
US$400 million floating rate subordinated loan capital 2018 (callable on any interest payment date)	203	232
	2,916	3,418

Notes:

(1) In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(2) Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.

(3) Interest on all floating rate subordinated notes is calculated by reference to market rates.

26 Subordinated liabilities *(continued)*

Undated loan capital	2006 £m	2005 £m
The Bank		
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	256	291
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	267	295
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	254	294
US$500 million 7.875% exchangeable capital securities (redeemed January 2006)	—	295
US$500 million 7.75% reset subordinated notes (callable October 2007)	264	306
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	289	300
€100 million floating rate undated subordinated step-up notes (callable October 2009)	68	70
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	361	368
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	201	201
£200 million 11.5% undated subordinated notes (callable December 2022) (1)	201	201
	2,161	2,621
First Active plc		
£20 million 11.75% perpetual tier two capital	23	23
€30 million 11.375% perpetual tier two capital	36	37
£1.3 million floating rate perpetual tier two capital	2	2
Ulster Bank Limited		
€120 million perpetual floating rate subordinated notes	81	82
	2,303	2,765

Notes:

(1) Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(2) Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.

(3) In the event of certain changes in the tax laws of the UK, all of the undated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(4) Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares (1)	2006 £m	2005 £m
Non-cumulative preference shares of £1		
Series A £140 million 9% (non-redeemable)	142	140
Non-cumulative preference shares of US$25		
Series B US$250 million 7.8752% (2)	129	148
Series C US$300 million 7.7628% (3)	151	177
	422	465

Notes:

(1) Further details of the contractual terms of the preference shares is given in Note 28 on page 45.

(2) Series B preference shares carry a gross dividend of 8.75% inclusive of associated tax credit. These preference shares were redeemed in January 2007.

(3) Series C preference shares carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank, at a premium per share of US$0.30 until 8 April 2007, reducing to nil if the date of redemption falls after 8 April 2007.

27 Minority interests

	Group 2006 £m	Group 2005 £m
At 1 January	744	408
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(6)
Currency translation adjustments and other movements	(8)	(2)
Profit attributable to minority interests	39	17
Dividends paid	(34)	(15)
Equity raised	271	463
Equity withdrawn	—	(121)
At 31 December	1,012	744

28 Share capital

	Group and Bank			
	Allotted, called up and fully paid		Authorised	
	2006 £m	2005 £m	2006 £m	2005 £m
Ordinary shares of £1 each	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	1,000	1,000
Non-cumulative preference shares of US$25	320	320	1,162	1,162
Total share capital	2,138	2,138	4,412	4,412

	Allotted, called up and fully paid		Authorised	
Number of shares – millions	2006	2005	2006	2005
Ordinary shares of £1 each	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	1,000	1,000
Non-cumulative preference shares of US$25	22	22	80	80

The 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.

The non-cumulative preference shares, Series B of US$25 each carry the right to a gross dividend of 8.625% inclusive of tax credit. In January 2007, the Bank redeemed all of these shares at US$25 per share.

The non-cumulative preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank at a premium per share of US$0.30 until 8 April 2007. There is no redemption premium if the date of redemption falls after 8 April 2007.

The holders of sterling and dollar preference shares are entitled, on the winding-up of the Bank, to priority over the ordinary shareholders as regards payment of capital. Otherwise the holders of preference shares are not entitled to any further participation in the profits or assets of the Bank and accordingly these shares are classified as non-equity shares.

The holders of sterling and dollar preference shares are not entitled to receive notice of, attend, or vote at any general meeting unless the business of the meeting includes the consideration of a resolution for the winding-up of the Bank or the sale of the whole of the business of the Bank or any resolution directly affecting any of the special rights or privileges attached to any of the classes of preference shares.

Under IFRS, the Group's preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 26).

29 Shareholders' equity

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Called-up share capital				
At 1 January	1,678	2,102	1,678	2,102
Implementation of IAS 32 on 1 January 2005	—	(424)	—	(424)
At 31 December	1,678	1,678	1,678	1,678
Share premium account				
At 1 January	1,291	1,286	1,291	1,286
Reclassification of preference shares on implementation of IAS 32 on 1 January 2005	—	5	—	5
At 31 December	1,291	1,291	1,291	1,291
Available-for-sale reserve				
At 1 January	—		—	
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	200	—	201
Unrealised gains in the year	81	38	44	33
Realised gains in the year	(55)	(324)	—	(320)
Taxation	(8)	86	(13)	86
At 31 December	18	—	31	—
Cash flow hedging reserve				
At 1 January	148	—	94	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	156	—	122
Amount recognised in equity during the year	(2)	—	13	(39)
Amount transferred from equity to earnings in the year	(39)	(28)	(28)	(13)
Taxation	(35)	20	(37)	24
At 31 December	72	148	42	94
Foreign exchange reserve				
At 1 January	169	(19)	(5)	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	6	—	—
Retranslation of net assets	(483)	182	6	(5)
At 31 December	(314)	169	1	(5)
Other reserves				
At 1 January	298	298	298	298
Capital contribution	188	—	188	—
At 31 December	486	298	486	298
Retained earnings				
At 1 January	5,856	4,342	2,353	1,416
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(582)	—	(487)
Profit attributable to ordinary shareholders	2,586	2,446	1,688	1,774
Ordinary dividends paid	(1,500)	(350)	(1,500)	(350)
At 31 December	6,942	5,856	2,541	2,353
Shareholders' equity at 31 December	10,173	9,440	6,070	5,709

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £298 million (2005 – £298 million) included within other reserves.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

30 Leases

Minimum amounts receivable and payable under non-cancellable leases

Group	2006 Year in which receipt or payment will occur				2005 Year in which receipt or payment will occur			
	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Finance lease assets:								
Amounts receivable	157	238	227	622	99	605	381	1,085
Present value adjustment	(23)	(75)	(80)	(178)	(27)	(136)	(110)	(273)
Other movements	—	—	—	—	(3)	(60)	(25)	(88)
Present value amounts receivable	134	163	147	444	69	409	246	724
Operating lease obligations:								
Future minimum lease payables:								
Premises	87	293	708	1,088	84	302	655	1,041
Equipment	—	—	—	—	2	1	—	3
	87	293	708	1,088	86	303	655	1,044
Bank								
Operating lease obligations:								
Future minimum lease payables:								
Premises	69	239	525	833	66	242	452	760

	Group		Bank	
Amounts recognised as income and expense	2006 £m	2005 £m	2006 £m	2005 £m
Operating lease payables – minimum payments	106	100	76	75
Finance lease receivables				
Unearned finance income	178	273	—	—

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

31 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities fall below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	Group 2006 £m	Group 2005 £m
Treasury and other eligible bills	225	724
Debt securities	29,346	26,607
	29,571	27,331

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £42.1 billion (2005 – £34.8 billion), of which £36.8 billion (2005 – £33.1 billion) has been resold or repledged as collateral for the Group's own transactions.

Other collateral given

	Group		Bank	
Assets charged as security for liabilities	2006 £m	2005 £m	2006 £m	2005 £m
Loans and advances to customers	7,318	351	1,384	—
Other	—	11	—	—
	7,318	362	1,384	—

Liabilities secured by charges on assets	2006 £m	2005 £m	2006 £m	2005 £m
Customer accounts	1,286	8	1,286	9
Debt securities in issue	5,907	349	—	—
Other liabilities	—	17	—	—
	7,193	374	1,286	9

32 Risk management

Risk Management is conducted on an overall basis within the RBS Group. Therefore in the discussion on risk management (pages 48 to 52) references to "the Group" or "Group" Board and committees are to the RBS Group.

Governance framework

The Board sets the overall risk appetite and philosophy for the Group. Various Board and executive sub-committees support these goals, as follows:

- Group Audit Committee is a committee comprising independent non-executive directors that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of the Group's internal controls.

- Advances Committee is a board committee that deals with all transactions that exceed the Group Credit Committee's delegated authority.

In addition to the responsibilities at Board level, operational authority and oversight is delegated to the Group Executive Management Committee ("GEMC"), which is responsible for implementing a risk management framework consistent with the Board's risk appetite. The GEMC, in turn, is supported by the following committees:

- Group Risk Committee ("GRC") is an executive risk governance committee which recommends and approves limits, processes and policies in respect of the effective management of all material non-balance sheet risks across the Group.

- Group Credit Committee ("GCC") is responsible for approving credit proposals under authority delegated to it by the Board. Credit proposals exceeding the authority of GCC are referred to the Advances Committee. The GCC in turn delegates authority to divisional credit committees.

- Group Asset and Liability Management Committee ("GALCO"), is an executive committee which is responsible for reviewing the balance sheet, funding, liquidity, structural foreign exchange, capital adequacy and capital raising across the Group as well as interest rate risk in the banking book. In addition, GALCO monitors and reviews external, economic and environmental changes affecting such risks.

These Committees are supported by Group Internal Audit and also by two dedicated group level functions, Group Risk Management ("GRM"), which has responsibility for credit, market, regulatory and enterprise risk and Group Treasury which is responsible for the management of the Group's balance sheet, capital raising, intra group credit exposure, liquidity and hedging policies. Both functions report to GEMC and the Group Board through the Group Finance Director and play an active role in assessing and monitoring the effectiveness of the divisional risk management functions.

Heads of Group Risk Management and Internal Audit have direct access to the Group Chief Executive and the Chairman of the Group Audit Committee.

Financial risk management policies and objectives

The Board establishes the overall governance framework for risk management and sets the risk appetite and philosophy for the Group.

The principal financial risks that the Group manages are as follows:

- Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

- Liquidity risk: is the risk that the Group is unable to meet its obligations as they fall due.

- Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

Credit risk

The objective of credit risk management is to enable the Group to achieve appropriate risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management as defined in the Group's Credit Risk Management Framework are set out below:

- Approval of all credit exposure is granted prior to any advance or extension of credit.

- An appropriate credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. This includes a review of, amongst other things, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.

- The Board delegates authority to Advances Committee, Group Credit Committee and divisional credit committees.

- Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. In exercising credit authority, the individuals act independently.

- Where credit authority is exercised personally, the individual has no responsibility or accountability for related business revenue origination.

- All credit exposures, once approved, are effectively monitored and managed and reviewed periodically against approved limits. Lower quality exposures are subject to a greater frequency of analysis and assessment.

- Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly to minimise the potential loss to the Group.

- Portfolio analysis and reporting is used to identify and manage credit risk concentrations and credit risk quality migration.

Credit approval process
Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Credit authority is not extended to relationship management.

Credit risk models
Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the Group can be broadly grouped into four categories.

- Probability of default ("PD")/customer credit grade – these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular characteristics of customer types in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

  Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade which uses a five band scale from AQ1 to AQ5.

- Exposure at default ("EAD") – these models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not normally exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

- Loss given default ("LGD") – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

- Credit risk exposure measurement – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Credit risk assets
Credit risk assets are an internal risk measure of the Group's exposure to customers. These consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments.

Credit risk asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis
The Group's consumer portfolios, which consist of small value, high volume credits, have highly efficient, largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group's ongoing monitoring process.

Provisions methodology
Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

32 Risk management *(continued)*

Collectively assessed provisions are the provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Liquidity risk

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. It is undertaken within limits and other policy parameters set by Group Asset and Liability Management Committee (GALCO).

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group's assets and liabilities is managed on a daily basis to ensure that all material cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group including the Greenwich companies but excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group's overall liquidity risk position within the Group's policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentration and identify any adverse trends.

Market risk

Market risk is defined as the risk of loss as a result of adverse changes in risk factors including interest rates, foreign currency and equity prices together with related parameters such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group's treasury operations.

Value-at-risk ("VaR")

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days market data. The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

- Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

- VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

- VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading
The principal focus of the Group's trading activities is client facilitation – providing products to the Group's client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group's accounting policies for derivative financial instruments, see Accounting policies.

The VaR for NatWest Group's trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2006				2005			
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Trading								
Interest rate	5.1	5.7	8.3	3.5	6.0	5.5	10.8	4.1
Credit spread	5.6	5.9	7.1	4.1	6.0	5.2	8.6	3.6
Currency	0.5	0.3	1.6	—	0.4	0.4	0.8	—
Equity and commodity	0.6	0.8	4.2	—	0.2	0.3	1.3	—
Diversification		(5.4)				(3.5)		
Total trading VaR	6.8	7.3	9.0	4.9	8.1	7.9	12.3	5.5

Non-trading
The principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches. The Group's venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

- Interest rate risk

Non-trading interest rate risk arises from the Group's treasury activities and retail and commercial banking businesses.

Treasury
The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and commercial banking
Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group's capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group's trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group's treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and Board.

32 Risk management *(continued)*

- Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging liabilities.

The table below sets out NatWest Group's structural foreign currency exposures.

	2006			2005		
	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m
US dollar	3,022	2,936	86	3,022	2,806	216
Euro	2,622	455	2,167	1.934	284	1,650
Swiss franc	462	457	5	431	430	1
Other non-sterling	6	4	2	4	4	—
	6,112	3,852	2,260	5,391	3,524	1,867

The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling.

33 Financial instruments

Remaining maturity

2006	Group: 1 month or less £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
Assets							
Cash and balances at central banks	1,525	—	—	—	—	—	1,525
Treasury and other eligible bills	9	23	243	—	—	—	275
Loans and advances to banks	50,507	4,033	5,740	482	801	—	61,563
Loans and advances to customers	83,520	11,594	18,279	18,669	50,349	—	182,411
Debt securities	376	645	817	10,875	19,555	—	32,268
Equity shares	—	—	—	—	—	1,158	1,158
Settlement balances	3,574	—	—	—	—	—	3,574
Derivatives	469	204	438	832	803	—	2,746
Liabilities							
Deposits by banks	38,159	3,715	2,434	998	952	—	46,258
Customer accounts	166,793	8,601	2,464	3,070	291	—	181,219
Debt securities in issue	4,525	1,765	1,960	3,147	2,938	—	14,335
Settlement balances and short positions	3,069	101	808	13,688	6,608	—	24,274
Derivatives	487	251	431	596	578	—	2,343
Subordinated liabilities	—	—	1,891	2,208	1,542	—	5,641

2005	1 month or less £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
Assets							
Cash and balances at central banks	1,568	—	—	—	—	—	1,568
Treasury and other eligible bills	23	39	708	—	—	—	770
Loans and advances to banks	47,521	6,001	1,400	780	293	—	55,995
Loans and advances to customers	73,218	12,591	17,165	21,447	35,522	—	159,943
Debt securities	399	179	1,323	6,894	19,950	—	28,745
Equity shares	—	—	—	—	—	823	823
Settlement balances	3,931	—	—	—	—	—	3,931
Derivatives	213	210	368	875	1,310	—	2,976
Liabilities							
Deposits by banks	29,351	5,147	7,915	2,784	804	—	46,001
Customer accounts	141,464	10,170	2,795	3,110	385	—	157,924
Debt securities in issue	3,040	2,277	4,949	141	394	—	10,801
Settlement balances and short positions	3,061	223	705	15,079	2,506	—	21,574
Derivatives	251	192	289	652	1,273	—	2,657
Subordinated liabilities	326	6	1,811	2,417	2,088	—	6,648

33 Financial instruments *(continued)*
Remaining maturity

2006	1 month or less £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
	Bank						
Assets							
Cash and balances at central banks	876	—	—	—	—	—	876
Loans and advances to banks	21,406	159	2,877	57	507	—	25,006
Loans and advances to customers	60,673	7,008	8,970	10,388	22,457	—	109,496
Debt securities	42	—	—	—	—	—	42
Equity shares	—	—	—	—	—	50	50
Derivatives	76	87	279	345	613	—	1,400
Liabilities							
Deposits by banks	5,146	440	110	398	344	—	6,438
Customer accounts	115,064	5,861	1,266	2,416	488	—	125,095
Debt securities in issue	—	—	20	9	—	—	29
Derivatives	69	93	260	213	510	—	1,145
Subordinated liabilities	—	—	1,410	1,959	1,214	—	4,583

2005	1 month or less £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
Assets							
Cash and balances at central banks	894	—	—	—	—	—	894
Loans and advances to banks	18,112	1,733	754	190	40	—	20,829
Loans and advances to customers	52,290	6,921	9,680	13,530	15,148	—	97,569
Debt securities	8	11	17	12	3	—	51
Derivatives	43	61	128	424	547	—	1,203
Liabilities							
Deposits by banks	3,413	808	604	261	224	—	5,310
Customer accounts	98,683	7,005	1,755	1,923	576	—	109,942
Debt securities in issue	—	—	5	33	—	—	38
Derivatives	42	55	117	208	707	—	1,129
Subordinated liabilities	326	6	1,225	2,395	1,549	—	5,501

Interest rate sensitivity

The following tables summarise the interest rate sensitivity gap for the Group and the Bank at 31 December 2006 and at 31 December 2005. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. The actual interest rate sensitivity of The Group's earnings will be determined by the currency and contractual or behavioural profile of assets and liabilities, in addition to the size and timings of interest rates movements. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

	Group											
2006	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning/ bearing £m	Yield %	Non interest earning/ bearing £m	Fair value through profit or loss £m	Banking book £m	Trading book £m	Total £m
Assets												
Loans and advances to banks	38,321	2,820	731	532	253	42,657	4.17	5,854	654	49,165	12,398	61,563
Loans and advances to customers	125,279	·2,584	2,478	8,239	5,124	143,704	4.85	8,870	516	153,090	29,321	182,411
Debt securities and treasury bills	1,491	126	182	312	27	2,138	3.98	1	1,649	3,788	28,755	32,543
Other assets	1,236	—	—	—	—	1,236	—	5,502	35	6,773	7,371	14,144
Total assets	166,327	5,530	3,391	9,083	5,404	189,735	4.65	20,227	2,854	212,816	77,845	290,661
Liabilities and equity												
Deposits by banks	11,653	4,272	910	594	616	18,045	3.86	3,558	—	21,603	24,655	46,258
Customer accounts	132,273	1,907	1,257	3,589	346	139,372	2.95	19,529	1,448	160,349	20,870	181,219
Debt securities in issue	10,880	753	340	44	360	12,377	3.15	6	—	12,383	1,952	14,335
Subordinated liabilities	1,719	—	263	1,539	1,778	5,299	5.33	—	—	5,299	342	5,641
Other liabilities	—	—	—	—	—	—	—	6,600	—	6,600	26,435	33,035
Shareholders' equity	—	—	—	—	—	—	—	8,437	—	8,437	1,736	10,173
Internal funding of trading business	(2,068)	—	—	—	—	(2,068)	5.27	213	—	(1,855)	1,855	—
Total liabilities and equity	154,457	6,932	2,770	5,766	3,100	173,025	3.18	38,343	1,448	212,816	77,845	290,661
Interest rate swaps	5,006	255	62	(3,154)	(2,169)	—		—	—			
Interest rate sensitivity gap	16,876	(1,147)	683	163	135	16,710		(18,116)	1,406			
Cumulative interest rate sensitivity gap	16,876	15,729	16,412	16,575	16,710	16,710		(1,406)	—			
2005												
Assets												
Loans and advances to banks	38,052	580	884	521	25	40,062	2.19	2,467	825	43,354	12,641	55,995
Loans and advances to customers	99,057	2,624	2,492	12,027	4,650	120,850	4.26	16,253	—	137,103	22,840	159,943
Debt securities and treasury bills	2,290	155	152	238	82	2,917	3.39	—	403	3,320	26,195	29,515
Other assets	—	—	—	—	—	—		8,421	39	8,460	6,690	15,150
Total assets	139,399	3,359	3,528	12,786	4,757	163,829	3.74	27,141	1,267	192,237	68,366	260,603
Liabilities and equity												
Deposits by banks	18,486	4,007	1,517	2,470	517	26,997	1.60	2,040	—	29,037	16,964	46,001
Customer accounts	113,329	1,153	1,369	1,588	367	117,806	2.09	18,012	1,339	137,157	20,767	157,924
Debt securities in issue	4,090	2,221	1,025	140	394	7,870	1.77	6	—	7,876	2,925	10,801
Subordinated liabilities	2,146	—	—	2,535	1,614	6,295	5.83	—	—	6,295	353	6,648
Other liabilities	—	—	—	—	—	—		5,202	—	5,202	24,587	29,789
Shareholders' equity	—	—	—	—	—	—		7,825	—	7,825	1,615	9,440
Internal funding of trading business	(1,268)	—	—	—	—	(1,268)	3.71	113	—	(1,155)	1,155	—
Total liabilities and equity	136,783	7,381	3,911	6,733	2,892	157,700	2.12	33,198	1,339	192,237	68,366	260,603
Interest rate swaps	(1,231)	147	194	264	626	—		—	—			
Interest rate sensitivity gap	1,385	(3,875)	(189)	6,317	2,491	6,129		(6,057)	(72)			
Cumulative interest rate sensitivity gap	1,385	(2,490)	(2,679)	3,638	6,129	6,129		72	—			

33 Financial Instruments *(continued)*

Interest rate sensitivity

2006	Bank											
	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning /bearing £m	Yield %	Non interest earning /bearing £m	Fair value through profit or loss £m	Banking book £m	Trading book £m	Total £m
Assets												
Loans and advances to banks	18,854	740	74	86	287	20,041	5.75	4,965	—	25,006	—	25,006
Loans and advances to customers	88,538	1,504	1,236	4,927	3,481	99,686	4.38	9,721	—	109,407	89	109,496
Debt securities and treasury bills	25	6	4	6	1	42	2.86	—	—	42	—	42
Other assets	762	—	—	—	—	762	—	9,857	—	10,619	538	11,157
Total assets	108,179	2,250	1,314	5,019	3,769	120,531	4.58	24,543	—	145,074	627	145,701
Liabilities and equity												
Deposits by banks	1,401	3,428	214	149	—	5,192	5.30	1,139	—	6,331	107	6,438
Customer accounts	99,661	1,311	589	2,257	406	104,224	2.58	20,755	116	125,095	—	125,095
Debt securities in issue	—	18	2	9	—	29	3.45	—	—	29	—	29
Subordinated liabilities	1,423	—	263	1,439	1,458	4,583	5.30	—	—	4,583	—	4,583
Other liabilities	—	—	—	—	—	—	—	3,053	—	3,053	433	3,486
Shareholders' equity	—	—	—	—	—	—	—	6,070	—	6,070	—	6,070
Internal funding of trading business	(295)	—	—	—	—	(295)	4.75	208	—	(87)	87	—
Total liabilities and equity	102,190	4,757	1,068	3,854	1,864	113,733	2.81	31,225	116	145,074	627	145,701
Interest rate swaps	3,954	168	139	(3,126)	(1,135)	—		—	—			
Interest rate sensitivity gap	9,943	(2,339)	385	(1,961)	770	6,798		(6,682)	(116)			
Cumulative interest rate sensitivity gap	9,943	7,604	7,989	6,028	6,798	6,798		116	—			

2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning /bearing £m	Yield %	Non interest earning /bearing £m	Fair value through profit or loss £m	Banking book £m	Trading book £m	Total £m
Assets												
Loans and advances to banks	17,593	102	628	191	—	18,514	4.17	2,302	—	20,816	13	20,829
Loans and advances to customers	67,487	1,320	1,163	9,078	2,866	81,914	4.43	15,624	—	97,538	31	97,569
Debt securities and treasury bills	19	14	3	9	6	51	5.88	—	—	51	—	51
Other assets	—	—	—	—	—	—		11,163	—	11,163	522	11,685
Total assets	85,099	1,436	1,794	9,278	2,872	100,479	4.38	29,089	—	129,568	566	130,134
Liabilities and equity												
Deposits by banks	3,534	282	164	249	—	4,229	2.22	1,081	—	5,310	—	5,310
Customer accounts	88,425	517	1,064	399	132	90,537	2.09	19,285	63	109,885	57	109,942
Debt securities in issue	—	—	5	33	—	38	2.63	—	—	38	—	38
Subordinated liabilities	1,501	—	—	2,535	1,465	5,501	6.45	—	—	5,501	—	5,501
Other liabilities	—	—	—	—	—	—		3,390	—	3,390	244	3,634
Shareholders' equity	—	—	—	—	—	—		5,710	—	5,710	(1)	5,709
Internal funding of trading business	(312)	—	—	—	—	(312)	0.32	46	—	(266)	266	—
Total liabilities and equity	93,148	799	1,233	3,216	1,597	99,993	2.33	29,512	63	129,568	566	130,134
Interest rate swaps	(1,231)	147	194	264	626	—		—	—			
Interest rate sensitivity gap	(9,280)	784	755	6,326	1,901	486		(423)	(63)			
Cumulative interest rate sensitivity gap	(9,280)	(8,496)	(7,741)	(1,415)	486	486		63	—			

Trading book

The tables below set out by time band the net effect on the Group's and Bank's profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remain unchanged.

Group						
2006	3 months or less £000	After 3 months but less than 6 months £000	After 6 months but less than 1 year £000	After 1 year but less than 5 years £000	Over 5 years £000	Total £000
(Loss)/gain per basis point increase	(172)	(106)	(115)	(567)	566	(394)
2005						
Gain/(loss) per basis point increase	51	(14)	471	(959)	499	48

Bank						
2006	3 months or less £000	After 3 months but less than 6 months £000	After 6 months but less than 1 year £000	After 1 year but less than 5 years £000	Over 5 years £000	Total £000
(Loss)/gain per basis point increase	(39)	(35)	(83)	(42)	25	(174)
2005						
Gain/(loss) per basis point increase	4	(61)	16	106	(13)	52

Financial assets and liabilities designated as at fair value through profit or loss

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Net gain in year recognised in other operating income	116	26	—	—

33 Financial instruments *(continued)*

The following table shows the carrying values and the fair values of financial instruments on the balance sheet.

	Group				Bank			
	2006 Carrying value £m	2006 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2006 Carrying value £m	2006 Fair value £m	2005 Carrying value £m	2005 Fair value £m
Financial assets								
Cash and balances at central banks	1,525	1,525	1,568	1,568	876	876	894	894
Treasury and other eligible bills								
Held-for-trading	225	225	724	724	—	—	—	—
Available-for-sale	50	50	46	46	—	—	—	—
	275	275	770	770	—	—	—	—
Loans and advances to banks								
Held-for-trading	11,884	11,884	17,411	17,411	147	147	110	110
Designated as at fair value through profit or loss	654	654	825	825	—	—	—	—
Loans and receivables	49,025	49,022	37,759	37,761	24,859	24,859	20,719	20,719
	61,563	61,560	55,995	55,997	25,006	25,006	20,829	20,829
Loans and advances to customers								
Held-for-trading	21,935	21,935	15,897	15,897	1,056	1,056	30	30
Designated as at fair value through profit or loss	516	516	—	—	—	—	—	—
Loans and receivables	159,516	159,447	143,235	143,816	108,440	108,321	97,539	98,006
Finance leases	444	477	811	811	—	—	—	—
	182,411	182,375	159,943	160,524	109,496	109,377	97,569	98,036
Debt securities								
Held-for-trading	28,531	28,531	25,474	25,474	1	1	3	3
Designated as at fair value through profit or loss	1,649	1,649	403	403	—	—	—	—
Available-for-sale	2,088	2,088	2,868	2,868	41	41	48	48
	32,268	32,268	28,745	28,745	42	42	51	51
Equity shares								
Held-for-trading	42	42	26	26	—	—	—	—
Designated as at fair value through profit or loss	36	36	39	39	—	—	—	—
Available-for-sale	1,080	1,080	758	758	50	50	—	—
	1,158	1,158	823	823	50	50	—	—
Settlement balances	3,574	3,574	3,931	3,931	—	—	—	—
Derivatives	2,746	2,746	2,976	2,976	1,400	1,400	1,203	1,203

	Group				Bank			
	2006 Carrying value £m	2006 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2006 Carrying value £m	2006 Fair value £m	2005 Carrying value £m	2005 Fair value £m
Financial liabilities								
Deposits by banks								
Held-for-trading	6,770	6,770	6,589	6,589	328	328	1,237	1,237
Amortised cost	39,488	39,487	39,412	39,417	6,110	6,110	4,073	4,073
	46,258	46,257	46,001	46,006	6,438	6,438	5,310	5,310
Customer accounts								
Held-for-trading	8,665	8,665	10,372	10,372	196	196	1,560	1,560
Designated as at fair value through profit or loss	1,448	1,448	1,339	1,339	116	116	63	63
Amortised cost	171,106	171,099	146,213	147,313	124,783	124,781	108,319	108,541
	181,219	181,212	157,924	159,024	125,095	125,093	109,942	110,164
Debt securities in issue								
Amortised cost	14,335	14,390	10,801	10,872	29	29	38	38
Subordinated liabilities								
Amortised cost	5,641	6,061	6,648	6,773	4,583	4,940	5,501	5,626
Settlement balances and short positions	24,274	24,274	21,574	21,574	—	—	—	—
Derivatives	2,343	2,343	2,657	2,657	1,145	1,145	1,129	1,129

33 Financial instruments *(continued)*

Industry risk – geographical analysis

2006	Group Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other[1] £m	Total £m	Netting offset[2] £m
UK						
Central and local government	2,130	1,428	4	—	3,562	1,050
Manufacturing	6,635	1	74	—	6,710	3,174
Construction	5,083	1	34	—	5,118	766
Finance	84,028	1,748	979	—	86,755	421
Service industry and business activities	24,150	22	241	—	24,413	3,707
Agriculture, forestry and fishing	2,004	1	1	—	2,006	34
Property	19,966	18	64	—	20,048	744
Individuals						
Home mortgages	3,449	—	—	—	3,449	—
Other	16,172	—	—	—	16,172	6
Finance leases and instalment credit	308	—	—	—	308	—
Interest accruals	402	—	—	—	402	—
Total UK	164,327	3,219	1,397	—	168,943	9,902
US						
Central and local government	—	8,641	—	102	8,743	—
Manufacturing	—	248	—	—	248	—
Construction	—	48	—	—	48	—
Finance	32,237	19,158	468	3,462	55,325	1,265
Service industry and business activities	21	643	1	—	665	—
Property	2,647	—	—	—	2,647	—
Individuals						
Home mortgages	6,708	—	—	—	6,708	—
Other	3	—	—	—	3	—
Interest accruals	128	230	—	—	358	2
Total US	41,744	28,968	469	3,564	74,745	1,267
Europe						
Central and local government	263	310	—	—	573	—
Manufacturing	1,005	—	—	—	1,005	—
Construction	2,291	—	—	—	2,291	—
Finance	5,045	1,202	865	17	7,129	4
Service industry and business activities	4,795	1	10	8	4,814	—
Agriculture, forestry and fishing	469	2	—	—	471	—
Property	6,053	—	—	—	6,053	—
Individuals						
Home mortgages	13,597	—	—	—	13,597	—
Other	3,567	—	—	—	3,567	—
Finance leases and instalment credit	38	—	—	—	38	—
Interest accruals	144	—	—	—	144	—
Total Europe	37,267	1,515	875	25	39,682	4
Rest of the World						
Central and local government	—	1	—	—	1	—
Finance	1,823	—	—	—	1,823	—
Service industry and business activities	—	—	5	3	8	—
Individuals						
Home mortgages	90	—	—	—	90	—
Other	781	—	—	—	781	—
Interest accruals	3	—	—	—	3	—
Total Rest of the World	2,697	1	5	3	2,706	—

Industry risk – geographical analysis

2006	Group					
	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other[1] £m	Total £m	Netting offset[2] £m
Total						
Central and local government	2,393	10,380	4	102	12,879	1,050
Manufacturing	7,640	249	74	—	7,963	3,174
Construction	7,374	49	34	—	7,457	766
Finance	123,133	22,108	2,312	3,479	151,032	1,690
Service industry and business activities	28,966	666	257	11	29,900	3,707
Agriculture, forestry and fishing	2,473	3	1	—	2,477	34
Property	28,666	18	64	—	28,748	744
Individuals						
Home mortgages	23,844	—	—	—	23,844	—
Other	20,523	—	—	—	20,523	6
Finance leases and instalment credit	346	—	—	—	346	—
Interest accruals	677	230	—	—	907	2
	246,035	33,703	2,746	3,592	286,076	11,173

Notes:

(1) Includes settlement balances of £3,574 million.

(2) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

33 Financial instruments *(continued)*

Industry risk – geographical analysis

	Group					
2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Settlement balances £m	Total £m	Netting offset[1] £m
UK						
Central and local government	1,690	4	7	—	1,701	1,137
Manufacturing	6,887	1	78	—	6,966	2,249
Construction	4,479	—	28	—	4,507	842
Finance	74,742	1,671	1,428	—	77,841	241
Service industry and business activities	24,031	135	249	—	24,415	3,628
Agriculture, forestry and fishing	1,884	—	2	—	1,886	12
Property	15,316	10	96	—	15,422	986
Individuals						
Home mortgages	2,746	—	1	—	2,747	—
Other	15,283	—	—	—	15,283	2
Finance leases and instalment credit	319	—	—	—	319	49
Interest accruals	208	—	—	—	208	—
Total UK	147,585	1,821	1,889	—	151,295	9,146
US						
Central and local government	—	7,599	—	112	7,711	—
Manufacturing	44	84	—	—	128	—
Construction	5	27	—	—	32	—
Finance	28,258	18,121	609	3,809	50,797	4,323
Service industry and business activities	484	302	—	—	786	—
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	2,252	—	—	—	2,252	—
Individuals						
Home mortgages	5,107	—	—	—	5,107	—
Other	9	—	—	—	9	—
Finance leases and instalment credit	439	—	—	—	439	—
Interest accruals	79	160	—	—	239	2
Total US	36,690	26,293	609	3,921	67,513	4,325
Europe						
Central and local government	287	234	—	—	521	—
Manufacturing	3,060	—	—	—	3,060	—
Construction	2,257	—	—	—	2,257	—
Finance	6,776	1,802	450	8	9,036	—
Service industry and business activities	4,758	10	11	—	4,779	—
Agriculture, forestry and fishing	513	—	—	—	513	—
Property	2,576	49	—	—	2,625	—
Individuals						
Home mortgages	8,802	—	—	—	8,802	—
Other	3,412	105	—	—	3,517	—
Finance leases and instalment credit	96	—	—	—	96	—
Interest accruals	110	26	—	—	136	—
Total Europe	32,647	2,226	461	8	35,342	—
Rest of the World						
Central and local government	—	2	—	—	2	—
Finance	169	—	3	2	174	—
Service industry and business activities	—	—	14	—	14	—
Property	2	—	—	—	2	—
Individuals						
Home mortgages	75	—	—	—	75	—
Other	792	—	—	—	792	—
Interest accruals	9	—	—	—	9	—
Total Rest of the World	1,047	2	17	2	1,068	—

2005	Group					
	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Settlement balances £m	Total £m	Netting offset[1] £m
Total						
Central and local government	1,977	7,839	7	112	9,935	1,137
Manufacturing	9,991	85	78	—	10,154	2,249
Construction	6,741	27	28	—	6,796	842
Finance	109,945	21,594	2,490	3,819	137,848	4,564
Service industry and business activities	29,273	447	274	—	29,994	3,628
Agriculture, forestry and fishing	2,410	—	2	—	2,412	12
Property	20,146	59	96	—	20,301	986
Individuals						
Home mortgages	16,730	—	1	—	16,731	—
Other	19,496	105	—	—	19,601	2
Finance leases and instalment credit	854	—	—	—	854	49
Interest accruals	406	186	—	—	592	2
	217,969	30,342	2,976	3,931	255,218	13,471

Note:

(1) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

33 Financial instruments *(continued)*

Industry risk – geographical analysis *(continued)*

2006	Bank Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Total £m	Netting offset [1] £m
UK					
Central and local government	2,126	—	4	2,130	1,050
Manufacturing	6,391	—	74	6,465	3,174
Construction	4,225	—	34	4,259	766
Finance	66,045	91	981	67,117	399
Service industry and business activities	23,080	—	242	23,322	3,707
Agriculture, forestry and fishing	1,736	—	1	1,737	34
Property	17,329	—	64	17,393	744
Individuals					
Home mortgages	35	—	—	35	—
Other	14,000	—	—	14,000	6
Interest accruals	334	—	—	334	—
Total UK	135,301	91	1,400	136,792	9,880
US					
Finance	2	—	—	2	—
Service industry and business activities	—	1	—	1	—
Total US	2	1	—	3	—
Europe					
Finance	906	—	—	906	—
Total Europe	906	—	—	906	—
Total					
Central and local government	2,126	—	4	2,130	1,050
Manufacturing	6,391	—	74	6,465	3,174
Construction	4,225	—	34	4,259	766
Finance	66,953	91	981	68,025	399
Service industry and business activities	23,080	1	242	23,323	3,707
Agriculture, forestry and fishing	1,736	—	1	1,737	34
Property	17,329	—	64	17,393	744
Individuals					
Home mortgages	35	—	—	35	—
Other	14,000	—	—	14,000	6
Interest accruals	334	—	—	334	—
	136,209	92	1,400	137,701	9,880

Note:

(1) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

2005	Bank				
	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Total £m	Netting offset[1] £m
UK					
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	53,440	48	742	54,230	219
Service industry and business activities	23,140	—	249	23,389	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals					
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	172	—	—	172	—
Total UK	118,857	48	1,203	120,108	9,068
US					
Finance	54	—	—	54	—
Service industry and business activities	—	3	—	3	—
Interest accruals	21	—	—	21	—
Total US	75	3	—	78	—
Europe					
Finance	1,133	—	—	1,133	—
Interest accruals	6	—	—	6	—
Total Europe	1,139	—	—	1,139	—
Total					
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	54,627	48	742	55,417	219
Service industry and business activities	23,140	3	249	23,392	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals					
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	199	—	—	199	—
	120,071	51	1,203	121,325	9,068

Note:

(1) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

34 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group		Bank	
	2006 £m	2005 £m	2006 £m	2005 £m
Contingent liabilities:				
Guarantees and assets pledged as collateral security	2,272	2,768	1,895	2,295
Other contingent liabilities	2,889	2,967	2,173	2,248
	5,161	5,735	4,068	4,543
Commitments:				
Undrawn formal standby facilities, credit lines and other commitments to lend				
– less than one year	57,669	55,973	41,144	38,604
– one year and over	16,307	11,543	15,154	10,509
Other commitments	181	182	100	100
	74,157	67,698	56,398	49,213

Note:

In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group's normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group's provisioning policy.

Contingent liabilities

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties, indemnities and acceptances.

Commitments

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term trade related transactions.

Regulatory enquiries and investigations – in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group's consolidated net assets or its operating results or cash flows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements.

35 Net cash flows from operating activities

	Group 2006 £m	Group 2005* £m	Bank 2006 £m	Bank 2005* £m
Operating profit before tax	3,456	3,411	1,963	2,315
(Increase)/decrease in prepayments and accrued income	(17)	988	30	557
Interest on subordinated liabilities	310	304	271	283
Increase/(decrease) in accruals and deferred income	37	(1,278)	(28)	(846)
Provisions for impairment losses	852	756	754	651
Loans and advances written-off net of recoveries	(730)	(762)	(644)	(715)
Unwind of discount on impairment losses	(67)	(76)	(55)	(61)
Profit on sale of property, plant and equipment	(31)	(51)	(31)	(39)
(Profit)/loss on sale of subsidiaries and associates	(70)	(12)	45	(221)
Profit on sale of investment securities	(86)	(327)	(24)	(320)
Charge for defined benefit pension schemes	229	149	168	97
Cash contribution to defined benefit pension schemes	(135)	(1,007)	(70)	(976)
Other provisions utilised	(30)	(18)	(20)	(16)
Depreciation and amortisation	257	382	202	326
Elimination of foreign exchange differences	1,503	(2,178)	143	189
Other non-cash items	(147)	(227)	1	(60)
Net cash inflow from trading activities	5,331	54	2,705	1,164
Increase in loans and advances to banks and customers	(40,552)	(24,532)	(15,215)	(4,182)
(Increase)/decrease in securities	(4,316)	(5,565)	2	1
Decrease/(increase) in other assets	1,303	(1,469)	707	(625)
Decrease/(increase) in derivative assets	230	797	(197)	335
Changes in operating assets	(43,335)	(30,769)	(14,703)	(4,471)
Increase in deposits by banks and customers	39,118	49,683	16,281	9,815
Increase/(decrease) in debt securities in issue	3,534	5,724	(9)	(1)
Increase/(decrease) in other liabilities	646	1,138	(26)	953
(Decrease)/increase in derivative liabilities	(314)	(951)	16	(286)
Increase/(decrease) in settlement balances and short positions	3,057	(652)	—	—
Changes in operating liabilities	46,041	54,942	16,262	10,481
Total income taxes paid	(1,157)	(1,170)	(588)	(662)
Net cash inflow from operating activities	6,880	23,057	3,676	6,512

*restated (see Note 46).

36 Analysis of the net investment in business interests and intangible assets

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Fair value given for business acquired	(20)	(238)	(624)	—
Additional investments in group undertakings	—	—	(719)	(217)
Cash and cash equivalents acquired	—	25	—	—
Non-cash consideration	—	3	—	—
Net outflow of cash in respect of purchases	(20)	(210)	(1,343)	(217)
Cash and cash equivalents in businesses sold	—	(2)	—	—
Other assets sold	(41)	260	1	7
Repayment of investments	—	—	1,022	2
Non-cash consideration	112	(25)	—	—
Profit/(loss) on disposal	70	12	(45)	221
Net cash inflow on disposals	141	245	978	230
Dividends received from joint ventures	17	7	—	—
Net cash expenditure on other intangible assets	(230)	(210)	(159)	(180)
Net outflow	(92)	(168)	(524)	(167)

37 Interest received and paid

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
Interest received	9,952	8,475	6,601	5,621
Interest paid	(5,527)	(4,164)	(3,405)	(2,683)
	4,425	4,311	3,196	2,938

38 Analysis of changes in financing during the year

	Group				Bank			
	Share capital & share premium		Subordinated liabilities		Share capital & share premium		Subordinated liabilities	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
At 1 January	2,969	3,388	6,648	5,808	2,969	3,388	5,501	4,747
Implementation of IAS 32 on 1 January 2005		(419)		530		(419)		530
Net proceeds from issue of subordinated liabilities			91	291			—	—
Repayment of subordinated liabilities			(719)	(210)			(590)	(210)
Net cash (outflow)/inflow from financing	—	—	(628)	81	—	—	(590)	(210)
Currency translation and other adjustments	—	—	(379)	229	—	—	(328)	434
At 31 December	2,969	2,969	5,641	6,648	2,969	2,969	4,583	5,501

39 Analysis of cash and cash equivalents

	Group 2006 £m	Group 2005 £m	Bank 2006 £m	Bank 2005 £m
At 1 January				
– cash	33,273	14,816	13,952	9,952
– cash equivalents	15,151	8,029	4,636	1,959
Net cash inflow	3,036	25,579	939	6,677
At 31 December	51,460	48,424	19,527	18,588
Comprising:				
Cash and balances at central banks	1,430	1,446	795	779
Treasury bills and debt securities	1	1	—	—
Loans and advances to banks	50,029	46,977	18,732	17,809
Cash and cash equivalents	51,460	48,424	19,527	18,588

The Bank and certain subsidiary undertakings are required to maintain balances with the Central banks which, at 31 December 2006, amounted to £95 million (2005 – £122 million).

40 Net cashflow on discontinued operations

	Group 2005 £m
Net cashflow from operating activities	194
Net cashflow from financing activities	(194)
Cash and cash equivalents at 1 January and 31 December	—

41 Segmental analysis

(a) Divisions

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group's activities are organised as follows:

- Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.
- UK Corporate Banking provides banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets' products and services to companies.
- Retail comprises the NatWest retail brand, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels. Retail also includes the Group's non-branch based retail business that issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses.
- Wealth Management provides private banking and investment services to its global clients through Coutts Group and NatWest Offshore.
- Ulster Bank Group brings together the Ulster Bank and First Active businesses. Retail Markets serves personal customers through both brands and Corporate markets caters for the banking needs of business and corporate customers.
- Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses but for the first time in 2006, with comparatives restated accordingly, they are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries, and where appropriate, allocation of Manufacturing costs ('Contribution') and after allocation of Manufacturing costs ('Operating profit before tax') are shown below.

	Group											
	Revenue			Total Income								
2006	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Impairment losses £m	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m
Global Banking & Markets	3,180	1,334	4,514	1,769	(63)	1,706	(649)	(8)	24	1,073	(94)	979
UK Corporate Banking	2,222	—	2,222	1,805	(350)	1,455	(480)	—	(72)	903	(224)	679
Retail	6,120	4	6,124	4,493	(14)	4,479	(1,059)	(9)	(730)	2,681	(1,109)	1,572
Wealth Management	1,266	2	1,268	599	(6)	593	(318)	(11)	(1)	263	(51)	212
Ulster Bank	2,369	20	2,389	1,014	(10)	1,004	(294)	(21)	(71)	618	(214)	404
Manufacturing	26	5	31	(37)	(21)	(58)	(1,472)	(204)	—	(1,734)	1,734	—
Central items	479	570	1,049	(317)	464	147	(427)	7	(2)	(275)	(42)	(317)
Eliminations	—	(1,935)	(1,935)	—	—	—	—	—	—	—	—	—
	15,662	—	15,662	9,326	—	9,326	(4,699)	(246)	(852)	3,529	—	3,529
Amortisation of intangibles	—	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(62)	(5)	—	(67)	—	(67)
	15,662	—	15,662	9,326	—	9,326	(4,761)	(257)	(852)	3,456	—	3,456

Note:

(1) Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.

41 Segmental analysis *(continued)*

2005	Group: Revenue External £m	Revenue Inter segment £m	Revenue Total £m	Total income External £m	Total income Inter segment £m	Total income Total £m	Operating expenses £m	Depreciation and amortisation £m	Impairment losses £m	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m
Global Banking & Markets	2,212	1,002	3,214	1,507	114	1,621	(467)	(7)	27	1,174	(93)	1,081
UK Corporate Banking	1,923	1	1,924	1,617	(373)	1,244	(330)	—	(35)	879	(224)	655
Retail	5,954	1,301	7,255	4,225	(62)	4,163	(876)	(7)	(661)	2,619	(1,136)	1,483
Wealth Management	1,102	2	1,104	508	(1)	507	(276)	(13)	(6)	212	(54)	158
Ulster Bank	1,763	25	1,788	860	(2)	858	(246)	(24)	(58)	530	(207)	323
Manufacturing	45	6	51	26	(30)	(4)	(1,550)	(57)	—	(1,611)	1,611	—
Central items	64	438	502	(646)	354	(292)	(254)	(137)	(19)	(702)	103	(599)
Eliminations	—	(2,775)	(2,775)	—	—	—	—	—	—	—	—	—
Continuing operations	13,063	—	13,063	8,097	—	8,097	(3,999)	(245)	(752)	3,101	—	3,101
Discontinued operations	246	—	246	221	—	221	(70)	—	(4)	147	—	147
Amortisation of intangibles	—	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(32)	(131)	—	(163)	—	(163)
Net gain on sale of strategic investments and subsidiaries	332	—	332	332	—	332	—	—	—	332	—	332
	13,641	—	13,641	8,650	—	8,650	(4,101)	(382)	(756)	3,411	—	3,411

Notes:

(1) Global Banking & Markets and UK Corporate Banking were established on 1 January 2006. The figures for 2005 for Corporate Markets have now been allocated to those segments.

(2) Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.

2006	Group: Assets – before allocation of Manufacturing assets £m	Allocation of Manufacturing assets £m	Assets £m	Liabilities – before allocation of Manufacturing liabilities £m	Allocation of Manufacturing liabilities £m	Liabilities £m	Cost to acquire fixed assets and intangible assets – before allocation of Manufacturing assets £m	Allocation of Manufacturing assets £m	Cost to acquire fixed assets and intangible assets £m
Global Banking & Markets	126,238	106	126,344	107,242	—	107,242	182	14	196
UK Corporate Banking	36,476	179	36,655	36,921	—	36,921	—	38	38
Retail	57,035	1,003	58,038	62,978	—	62,978	3	156	159
Wealth Management	21,741	86	21,827	20,795	—	20,795	13	17	30
Ulster Bank	45,112	117	45,229	41,806	—	41,806	166	21	187
Manufacturing	1,977	(1,977)	—	329	(329)	—	302	(302)	—
Central items	2,082	486	2,568	9,405	329	9,734	4	56	60
Group	290,661	—	290,661	279,476	—	279,476	670	—	670
2005									
Global Banking & Markets	110,597	94	110,691	96,059	—	96,059	—	14	14
UK Corporate Banking	33,217	155	33,372	32,155	—	32,155	80	27	107
Retail	53,833	1,124	54,957	57,716	—	57,716	46	197	243
Wealth Management	19,585	40	19,625	18,802	—	18,802	17	7	24
Ulster Bank	39,249	221	39,470	37,026	—	37,026	77	81	158
Manufacturing	1,876	(1,876)	—	509	(509)	—	328	(328)	—
Central items	2,246	242	2,488	8,152	509	8,661	—	2	2
Group	260,603	—	260,603	250,419	—	250,419	548	—	548

Note:

(1) Global Banking & Markets and UK Corporate Banking were established on 1 January 2006. The figures for 2005 for Corporate Markets have now been allocated to those segments.

Segmental analysis of goodwill is as follows:

	Group				
	Global Banking & Markets £m	Retail £m	Wealth Management £m	Ulster Bank £m	Total £m
At 1 January 2006	108	107	131	414	760
Currency translation and other adjustments	(14)	(8)	(7)	(9)	(38)
Disposals	—	—	(3)	—	(3)
At 31 December 2006	94	99	121	405	719

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group				
2006	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	11,811	1,140	2,506	205	15,662
Net interest income	3,865	(11)	581	14	4,449
Fees and commissions (net)	2,327	258	309	74	2,968
Income from trading activities	547	783	126	2	1,458
Other operating income	315	48	88	—	451
Total income	7,054	1,078	1,104	90	9,326
Operating profit before tax	2,434	623	399	—	3,456
Total assets	168,696	76,883	42,334	2,748	290,661
Total liabilities	163,083	74,723	38,938	2,732	279,476
Net assets attributable to equity shareholders and minority interests	5,613	2,160	3,396	16	11,185
Contingent liabilities and commitments	65,331	3,978	8,049	1,960	79,318
Cost to acquire property, plant and equipment and intangible assets	490	46	130	4	670
2005					
Total revenue	10,417	1,078	1,982	164	13,641
Net interest income	3,858	12	578	13	4,461
Fees and commissions (net)	2,308	157	208	73	2,746
Income from trading activities	(5)	777	33	3	808
Other operating income	493	45	97	—	635
Total income	6,654	991	916	89	8,650
Operating profit before tax	2,522	560	297	32	3,411
Total assets	138,574	74,162	44,673	3,194	260,603
Total liabilities	133,341	72,218	41,787	3,073	250,419
Net assets attributable to equity shareholders and minority interests	5,233	1,944	2,886	121	10,184
Contingent liabilities and commitments	58,025	6,231	9,177	—	73,433
Cost to acquire property, plant and equipment and intangible assets	368	29	144	7	548

42 Directors' and key management remuneration

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £307,000 (2005 – £308,000).

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	RBS Group	
	2006 £000	2005 £000
Short-term benefits	41,003	26,180
Post-employment benefits	11,264	9,383
Other long-term benefits	3,309	4,215
Share-based payments	2,787	1,568
	58,363	41,346

43 Transactions with directors, officers and others

(a) At 31 December 2006, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £42,977 in respect of loans to eight persons who were directors of the company (or persons connected with them) at any time during the financial period and £14,487,382 to 54 people who were officers of the company at any time during the financial period.

(b) For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the Bank and members of the RBS Group's Group Executive Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2006 £000	2005 £000
Loans and advances to customers	1,884	1,035
Customer accounts	1,797	378

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

44 Related parties

(a) Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2006 £m	2005 £m
Income		
Interest receivable	3,204	1,112
Interest payable	744	367
Fees and commissions receivable	122	94
Fees and commissions payable	106	100
Expenses		
Other administrative expenses	1,761	1,529

45 Transition to IFRS
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005

UK GAAP	IFRS
(a) Financial instruments: financial assets Loans are measured at cost less provisions for bad and doubtful debts, derivatives held-for-trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below). Debt securities and equity shares intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.	Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held-for-trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held-for-trading or designated as at fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.
(b) Financial instruments: financial liabilities Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held-for-trading and those that were designated as at fair value through profit or loss on initial recognition.
(c) Liabilities and equity Under UK GAAP, all shares are classified as shareholders' funds. An analysis of shareholders' funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £419 million were reclassified as liabilities.
(d) Effective interest rate and lending fees Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.	IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument's expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. On implementation of IAS 39, the carrying value of financial assets was reduced by £256 million and financial liabilities increased by £81 million, deferred tax was reduced by £101 million and shareholders' equity reduced by £236 million.

45 Transition to IFRS
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 *(continued)*

UK GAAP	IFRS
(e) Derivatives and hedging Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.	Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative's gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.
Embedded derivatives are not bifurcated from the host contract.	A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract, unless the entire contract is carried at fair value through profit or loss.
(f) Loan impairment Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.	IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision – under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.
(g) Offset Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.	For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously. On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £34 billion.
(h) Linked presentation FRS 5 'Reporting the Substance of Transactions' allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.
(i) Extinguishment of liabilities Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

Analysis of IAS 32, IAS 39 and IFRS 4 adjustments

Balance sheet at 1 January 2005 – Group

	IFRS 31 December 2004 £m	Offset £m	Other IAS 39 £m	Debt/ equity £m	Classification/ measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Other £m	Total adjustments £m	IFRS 1 January 2005 £m
Assets													
Cash and balances at central banks	1,589	—	—	—	—	—	—	—	—	—	—	—	1,589
Treasury bills and other eligible bills	172	—	—	—	—	—	—	—	—	—	—	—	172
Loans and advances to banks	29,982	12,209	4	—	—	—	—	28	—	—	1	12,242	42,224
Loans and advances to customers	131,679	19,588	551	—	(1)	—	(218)	133	1,479	(254)	(2)	21,276	152,955
Debt securities	22,426	—	138	—	(2)	—	—	—	—	—	—	136	22,562
Equity shares	1,338	—	—	—	289	—	—	—	—	—	—	289	1,627
Intangible assets	1,244	—	—	—	—	—	—	—	—	—	—	—	1,244
Property, plant and equipment	1,542	—	—	—	—	—	—	—	—	—	—	—	1,542
Settlement balances	3,538	—	—	—	—	—	—	—	—	—	—	—	3,538
Derivatives at fair value	1,366	1,983	—	—	3	60	—	366	—	—	(1)	2,411	3,777
Prepayments, accrued income and other assets	2,345	—	(693)	—	(2)	(15)	—	(202)	295	(2)	52	(567)	1,778
Total assets	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008
Liabilities													
Deposits by banks	23,873	12,209	8	—	—	—	—	10	—	—	—	12,227	36,100
Customer accounts	126,119	19,588	349	—	(2)	(15)		(18)	99	—	—	20,001	146,120
Debt securities in issue	3,597	—	—	—	—	—	—	—	1,479	—	1	1,480	5,077
Settlement balances and short positions	21,670	—	163	—	—	—	—	—	—	—	—	163	21,833
Derivatives at fair value	1,105	1,983	—	—	3	60	—	457	—	—	—	2,503	3,608
Accruals, deferred income and other liabilities	4,539	—	(623)	(7)	76	(3)	—	(291)	295	81	—	(472)	4,067
Retirement benefit liabilities	2,093	—	—	—	—	—	—	—	—	—	—	—	2,093
Deferred taxation liabilities	—	—	—	—	86	1	(55)	50	(30)	(101)	49	—	—
Subordinated liabilities	5,808	—	103	426	—	—	—	—	—	—	1	530	6,338
Minority interests	408	—	—	(6)	—	—	—	—	—	—	—	(6)	402
Shareholders' equity	8,009	—	—	(413)	124	2	(163)	117	(69)	(236)	(1)	(639)	7,370
Total liabilities and equity	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008

45 Transition to IFRS

Analysis of IAS 32, IAS 39 and IFRS 4 adjustments *(continued)*

Balance sheet at 1 January 2005 – Bank

	IFRS 31 December 2004 £m	Offset £m	Other IAS 39 £m	Debt/ equity £m	Classification/ measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Other £m	Total adjustments £m	IFRS 1 January 2005 £m
Assets													
Cash and balances at central banks	956	—	—	—	—	—	—	—	—	—	—	—	956
Loans and advances to banks	15,994	2,885	—	—	—	—	—	25	—	—	—	2,910	18,904
Loans and advances to customers	77,619	10,880	409	(33)	—	—	(207)	133	—	(272)	1	10,911	88,530
Debt securities	39	—	—	—	—	—	—	—	—	—	—	—	39
Equity shares	587	—	—	—	288	—	—	—	—	—	—	288	875
Investment in Group undertakings	6,253	—	—	31	—	—	—	—	—	—	—	31	6,284
Intangible assets	434	—	—	—	—	—	—	—	—	—	—	—	434
Property, plant and equipment	1,247	—	—	—	—	—	—	—	—	—	—	—	1,247
Derivatives at fair value	704	706	—	—	—	7	—	121	—	—	—	834	1,538
Prepayments, accrued income and other assets	1,834	—	(409)	—	—	(7)	—	38	—	—	36	(342)	1,492
Total assets	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299
Liabilities													
Deposits by banks	3,480	2,885	3	—	—	—	—	—	—	—	(1)	2,887	6,367
Customer accounts	87,925	10,880	264	—	—	(7)		—	99	—	—	11,236	99,161
Debt securities in issue	39	—	—	—	—	—	—	—	—	—	—	—	39
Derivatives at fair value	283	706	—	—	—	7	—	419	—	—	—	1,132	1,415
Accruals, deferred income and other liabilities	2,171	—	(370)	(6)	1	—	—	(270)	—	78	(3)	(570)	1,601
Retirement benefit liabilities	1,920	—	—	—	—	—	—	—	—	—	—	—	1,920
Deferred tax	—	—	—	—	86	—	(36)	46	(30)	(105)	39	—	—
Subordinated liabilities	4,747	—	103	426	—	—	—	—	—	—	1	530	5,277
Shareholders' equity	5,102	—	—	(422)	201	—	(171)	122	(69)	(245)	1	(583)	4,519
Total liabilities and equity	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299

Reconciliation of shareholders' funds

	Group £m	Bank £m
Shareholders' funds under IFRS at 31 December 2004	8,009	5,102
Standards applicable from 1 January 2005:		
Non-equity shares reclassified to debt	(419)	(419)
Revenue recognition	(337)	(350)
Derecognition	(99)	(99)
Securities	210	287
Other	(43)	(2)
Tax effect on adjustments	49	—
Shareholders' funds under IFRS at 1 January 2005	7,370	4,519
Equity – minority interests	402	—
Equity under IFRS at 1 January 2005	7,772	4,519

	Group		Bank	
As at 1 January 2005	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m
Financial assets				
– designated as at fair value through profit or loss	1,137	1,062	60	60
– available-for-sale	3,651	3,562	911	624
Financial liabilities				
– designated as at fair value through profit or loss	1,326	1,259	60	60

46 Restatement of cash flow statements

The Group and Bank cash flow statements for the year ended 31 December 2005 have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents. No other caption is affected and the amount of cash and cash equivalents is unchanged.

The tables below show the effect of the restatements:

(a) Cash flow statements

	2005	
	Previously reported £m	Restated £m
Group		
Elimination of foreign exchange differences and other non-cash items	4,227	(3,185)
Net cash inflow from trading activities	7,466	54
Net cash flows from operating activities before tax	31,639	24,227
Net cash flows from operating activities	30,469	23,057
Effects of foreign exchange rate changes on cash and cash equivalents	(4,791)	2,621
Bank		
Elimination of foreign exchange differences and other non-cash items	(499)	(881)
Net cash inflow from trading activities	1,546	1,164
Net cash flows from operating activities before tax	7,556	7,174
Net cash flows from operating activities	6,894	6,512
Effects of foreign exchange rate changes on cash and cash equivalents	(247)	135

(b) Note 35 – Net cash inflow from operating activities

	2005	
	Previously reported £m	Restated £m
Group		
Elimination of foreign exchange differences and other non-cash items	5,007	(2,405)
Net cash inflow from trading activities	7,466	54
Net cash flows from operating activities	30,469	23,057
Bank		
Elimination of foreign exchange differences and other non-cash items	511	129
Net cash inflow from trading activities	1,546	1,164
Net cash flows from operating activities	6,894	6,512

47 Ultimate holding company

The Group's ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2006, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

48 Post balance sheet events

In the Budget on 21 March 2007, the UK Government proposed, amongst other things, to reduce Corporation Tax rates by 2% to 28% with effect from 1 April 2008. There have been no other events between the year end and the date of approval of these accounts which could require a change to or disclosure in the accounts.

Additional information

Amounts in accordance with IFRS

Summary consolidated income statement – IFRS	2006 £m	2005 £m	2004 £m
Net interest income	4,449	4,461	4,383
Non-interest income	4,877	4,189	3,640
Total income	9,326	8,650	8,023
Operating expenses (1)	5,018	4,483	4,168
Operating profit before impairment losses	4,308	4,167	3,855
Impairment losses	852	756	625
Operating profit before tax	3,456	3,411	3,230
Tax	831	948	866
Profit after tax	2,625	2,463	2,364
Minority interests	39	17	12
Preference dividends	—	—	36
Profit attributable to ordinary shareholders	2,586	2,446	2,316

Note:

(1) Includes integration expenditure of £67 million for the year ended 31 December 2006 (2005 – £163 million, 2004 – £297 million).

Summary consolidated balance sheet – IFRS	2006 £m	2005 £m	2004 £m
Loans and advances	243,974	215,938	161,661
Debt securities and equity shares	33,426	29,568	23,764
Derivatives and settlement balances	6,320	6,907	4,904
Other assets	6,941	8,190	6,892
Total assets	290,661	260,603	197,221
Shareholders' equity	10,173	9,440	8,009
Minority interests	1,012	744	408
Subordinated liabilities	5,641	6,648	5,808
Total capital resources	16,826	16,832	14,225
Deposits	227,477	203,925	149,992
Derivatives, settlement balances and short positions	26,617	24,231	22,775
Other liabilities	19,741	15,615	10,229
Total liabilities and equity	290,661	260,603	197,221

Amounts in accordance with UK GAAP	2004 £m	2003 £m	2002 £m
Profit before provisions	4,108	3,679	3,105
Provisions for bad and doubtful debts	625	549	508
Amounts written-off fixed asset investments	—	1	8
Profit on ordinary activities before tax	3,483	3,129	2,589
Tax on profit on ordinary activities	955	946	714
Profit on ordinary activities after tax	2,528	2,183	1,875

	£m	£m	£m
Shareholders' funds	9,138	9,038	9,165
Minority interests	408	3	47
Dated loan capital	3,074	3,272	3,341
Undated loan capital including convertible debt	2,734	2,471	2,592
Total capital resources	15,354	14,784	15,145

	£bn	£bn	£bn
Loans and advances to customers (net of provisions)	131.4	102.6	112.1
Customer accounts	126.1	116.6	111.5
Total assets	196.3	172.9	171.9

Principal offices

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

RBS Greenwich Capital
600 Steamboat Road Greenwich Connecticut 06830 USA

Coutts Group
440 Strand London WC2R 0QS

END